Exhibit 99.1

RICHMONT MINES INC.

2009 ANNUAL REPORT

TSX/NYSE AMEX: RIC

www.richmont-mines.com

TABLE OF CONTENTS

Message to Shareholders	3
Management’s Discussion and Analysis	6
Table of Reserves and Resources	39
Definition of Reserves and Resources	39
Management’s Report	41
Management’s Report on Internal Control over Financial Reporting	42
Independent Auditor's Report	43
Consolidated Statements of Earnings	45
Consolidated Statements Comprehensive Income and Deficit	46
Consolidated Balance Sheets	47
Consolidated Statements of Cash Flow	48
Notes to Consolidated Financial Statements	49
Board of Directors and Officers	71
General Information	71

MESSAGE TO SHAREHOLDERS

Dear shareholders,

2009 was an eventful year for Richmont Mines. We completed over 90,000 metres of definition and exploration drilling at our Beaufor and Island Gold mines, announced a 5,000 metre drilling program at our Cripple Creek property near the Timmins Gold Camp in Ontario, confirmed plans – and subsequently began work – to bring our previously-producing Francoeur Mine back into production by mid-2011, elected a new Chairman of our Board, named a new corporate secretary, and nominated four additional directors, all of whom were elected to our Board at a Special Shareholder Meeting held in early February 2010. While these steps may not generate immediate results, they will be the important drivers of Richmont’s future success. Over the last 20 years Richmont has proven itself to be a successful developer and operator of underground gold mines, a reflection of our team’s knowledge, expertise and dedication. Going forward, our vision as a Company is to become an intermediate North American gold producer, and the steps outlined above will serve as the all-important foundation upon which we will build the “next generation of gold”. With this new vision in place, a pipeline of development and exploration projects and opportunities, and a strong Board supporting management, Richmont Mines is equipped to make this vision a reality, and to deliver strong results for our shareholders going forward.

Our Mission: Building the Next Generation of Gold

Over the next 24 months, our focus will be on making our key objectives and priorities a reality. These key goals are:

  To operate 4 to 5 mines;

  To increase our annual production to 200,000 ounces of gold;

  To build reserves of 1,000,000 ounces of gold;

  To reduce operating costs;

  To initiate strategic partnerships and/or acquisitions;

  To initiate a comprehensive Investor Relations marketing campaign; and

  To achieve valuation parity with our peer group of Canadian junior gold producers.

With over 20 years of experience in gold exploration, development and production, Richmont is uniquely well-positioned to transform itself from a junior gold company into an intermediate North-American gold producer. As the largest Quebec-based producer of gold, we have built a solid foundation upon which to transform our Company. Richmont Mines is committed to continuing to perform at the highest level of operational and financial excellence, while remaining debt-free, to use our leadership position as a catalyst for consolidation amongst our peer group, to provide our employees with substantial economic and social benefits, and to provide our investors with stellar returns.

2009 Production In Line With Revised Forecast

Gold sales totalled 59,733 ounces in 2009, and while this was in line with management’s revised target of 60,000 ounces, as a Company we were disappointed with this year’s results. Our recovered grades fell short of expectations, particularly at our Beaufor Mine, and while tonnage was up at our Island Gold Mine, it was down at Beaufor, a fact that emphasizes the need for continued exploration efforts on this property. The Beaufor Mine is on schedule to reach 1,000,000 ounces of gold production in Q1 2010, an amazing milestone in the mine’s history, and an achievement that reaffirms our belief that this property continues to have strong exploration potential. Regarding our Island Gold Mine, although we made some significant operational progress in 2009, we have not met our yearly objectives, and this will be a key area of focus for us in 2010.

Richmont Mines Inc. | 2009 Annual Report	3

MESSAGE TO SHAREHOLDERS

Developing Our Reserves and Resources Base

Exploration and project evaluation costs totalled $7.1 million in 2009, as we focused our exploration efforts on building reserves and resources at the Beaufor and Island Gold mines. In addition, we completed a 43-101 compliant technical report for our Francoeur Project (filed on SEDAR on August 5, 2009), which added to our reserve base. As of December 31, 2009, total Proven and Probable Reserves were 445,471 ounces of gold, versus 358,861 ounces of gold at the end of 2008. In 2010, we plan to complete a total of more than 60,000 metres of underground drilling at the two operations to continue to replace production and grow reserves, and similarly expect to conduct additional surface drilling programs on both properties to evaluate other promising targets that have been identified.

Exploration and Development Efforts

In 2009, the Company announced plans to begin a first phase 5,000 metre drilling program at the 100% owned Cripple Creek Gold Project, a key exploration asset in Richmont’s portfolio that is located west of the Timmins Gold Camp in Ontario. Drilling began in the first week of February 2010, and will include approximately 10 holes targeting depths below 400 metres, as the Company hopes to confirm favourable gold mineralization trends obtained at depth on properties in the vicinity. In the event that these favourable trends continue on the property, Richmont will expand exploration efforts going forward. Results from this drilling program are expected to be available in the second quarter of 2010.

We are also on schedule to bring the Francoeur Mine back online by mid-2011, which will help increase our production and gold sales rates to our targeted levels. The Company expects to begin drift excavation and underground mine preparation work on this property once dewatering of the mine has been completed in the second quarter of 2010. At the end of 2009, 8 out of the mine’s 17 levels had been dewatered, and the surface infrastructure had been fully re-commissioned. The mine is scheduled to begin production in mid-2011, with an annual estimated production rate of 35,000 Au ounces for an initial mine life of four years.

Focus on Growth

Richmont Mines has work to do in 2010, and our team is 100% focused on generating improved results going forward. We are in good shape financially, with no debt, no hedging and $21 million of cash, which puts us in a terrific position going into 2010. We have many assets that we have yet to exploit, and we expect to progressively increase the intrinsic value of Richmont as we expand our efforts to seek out new opportunities and further develop our existing properties. We anticipate that capital markets will increasingly recognize the value we are creating, as we intensify our efforts to broaden awareness of our expertise, capabilities, proven track record and potential for growth. Our objective to grow from a junior mining company to an intermediate company without spending large amounts of capital while generating cash is unique, but we believe that this is a sound strategy that will enable us to deliver results while reducing risk.

Richmont Mines Inc. | 2009 Annual Report	4

MESSAGE TO SHAREHOLDERS

Our Board of Directors bring a wealth of experience, knowledge and business acumen to our Company, and are highly engaged in our strategy and potential for future opportunities. However, the real drivers of our future success are our employees. Their expertise, ongoing efforts and dedication to Richmont and our goals are the reason we have such confidence in our future. We are excited about the course we have set, and the opportunities we see ahead are numerous. We hope you share in our excitement, and appreciate your continued interest and investment in Richmont.

With kind regards,

Martin Rivard (signed)
Martin Rivard
President and Chief Executive Officer

February 25, 2010

It is with extreme sadness that the Company wishes to convey that on March 28, 2009, the Company’s founder and past President, Chairman and Chief Executive Officer, Mr. Jean-Guy Rivard, passed away suddenly. His passion and drive remain at the heart of the Company’s vision.

Richmont Mines Inc. | 2009 Annual Report	5

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

This MD&A is intended to help the reader understand Richmont Mines Inc. (“Richmont Mines”, “Richmont” or “the Company”), our strategy, our operations, our financial performance and the business environment in which we operate and anticipate. The financial information presented herein is established in accordance with Canadian generally accepted accounting principles (GAAP), which are the same as those used in the presentation of the financial statements for the year ended December 31, 2009. The currency used in this discussion is the Canadian dollar, except where otherwise stated. This report supplements and complements our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2009. The data on production are given in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained from the websites of SEDAR (www.sedar.com) and the Company itself (www.richmont-mines.com). The following text contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 38.

THE COMPANY’S BUSINESS ACTIVITIES: STRATEGY AND OBJECTIVES

Our Business. Richmont Mines, headquartered in Rouyn-Noranda, Quebec, Canada, has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. Richmont currently operates two gold mines (Beaufor Mine in Quebec and Island Gold Mine in Ontario), is on schedule to begin production at a third mine in mid-2011 (Francoeur Mine in Quebec), and maintains a pipeline of exploration and development projects to facilitate the future growth of the Company.

Vision and Strategy. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Our short-term goals over the next 24 months include increasing our annual gold production to 200,000 ounces, and building our reserve base to 1,000,000 ounces of gold. To do this, management remains committed to generating positive cash flow, thus enabling us to fund much – if not all – of our organic growth from within. The cost-effective development of our mining assets, both current and future, has been at the heart of our success to date, and remains a top priority for Richmont. Similarly, the Richmont management team is continually identifying and evaluating new development opportunities and potential partnerships, in order to expand our pipeline of projects, grow our reserve base and increase our production rates.

Experienced Management Team. Over 20 years of experience and success in gold exploration, development and production, has earned Richmont’s management a strong reputation for expertise at cost-effectively recovering gold from underground mines. On an individual basis, our executive team has years of experience in the gold industry, either with Richmont or other larger gold producers.

2009 FINANCIAL AND OPERATIONAL HIGHLIGHTS

  2009 revenues increased 2% to $71.9 million;

  Gold sales of 59,733 ounces in 2009 were below 2008 levels, but in line with management’s revised forecast;

  Average sales price per ounce of gold was US$969 in 2009, 11% above the previous year’s US$876;

  Exploration expenses of $6.1 million at Island Gold and Beaufor mines, reflecting Richmont’s ongoing focus on expanding its reserve base at these properties;

  Strong balance sheet: cash balance at December 31, 2009 was $21.1 million, with no long-term debt and no gold hedging contracts;

  Proven and Probable Reserves at December 31, 2009 were 445,471 ounces of gold, up from 358,861 ounces of gold at the end of 2008.

Richmont Mines Inc. | 2009 Annual Report	6

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Revenues. Revenue for fiscal 2009 was $71.9 million, up slightly from last year’s $70.6 million. Net income for the year was $0.34 million, or $0.01 per share, below last year’s $1.6 million, or $0.07 per share. Total annual precious metal revenue was flat at $66.2 million in 2009 compared with 2008, as the higher average gold sales price realized in Canadian dollars offset the decline in the number of gold ounces sold in the year. More precisely, 59,733 ounces of gold were sold in 2009 at an average price of US$969 (CAN$1,107) per ounce, versus gold sales of 70,945 ounces in 2008 at an average price of US$876 (CAN$934) per ounce. In 2007, total revenue was $38.1 million and net income was $6.7 million, or $0.28 per share, which included an $8.1 million gain stemming from the disposal of mining assets. A total of 46,193 ounces of gold were sold in 2007, at an average price of US$699 (CAN$751) per ounce.

Operating Costs. Including royalties, operating costs increased 13% year-over-year in 2009 to $50.3 million, as a higher level of tonnes processed from the Island Gold Mine more than offset a decrease in the tonnage processed at the Beaufor Mine. The average cash cost of production increased to US$737 (CAN$842) per ounce in 2009, from US$590 (CAN$629) per ounce in 2008, primarily a reflection of the lower recovered grades at both operating mines. In 2007, operating costs including royalties were $24.8 million, while the average production cash cost for the year was US$499 (CAN$536) per ounce.

Review of Operations. Richmont currently produces gold at the Island Gold Mine in Ontario and at the Beaufor Mine in Quebec. As of December 31, 2009, the Island Gold Mine had Proven and Probable Reserves of 927,143 tonnes of ore at a grade of 8.86 g/t, for 264,085 ounces of gold. The Beaufor Mine had Proven and Probable Reserves of 165,761 tonnes at 8.38 g/t, for 44,637 ounces of gold.

Island Gold continued to make progress in 2009, its second full year of commercial operation, with annual production levels reaching an average of 610 tonnes per day. However, recovered grades were lower than expected at this mine in 2009. While higher than expected dilution was a contributing factor, the mine also processed significantly more low-grade development ore than budgeted. This had the negative effect of lowering average recovered grades, but conversely also enabled the mine to retrieve gold ounces not included in the reserve base. In addition, the mill was shut down for scheduled maintenance in the fourth quarter of 2009, thereby increasing the ore stockpile to 16,700 tonnes at the end of the year. The Company plans to process this stockpile as it works to achieve higher average mill throughput in 2010. The resulting operational benefits, combined with lower anticipated levels of development ore, should translate into improved results at this mine in 2010.

The Beaufor Mine, which has been in commercial production since 1996, saw production levels decline in 2009, primarily a reflection of lower than forecasted grades in room and pillar stopes. The mining plan for this operation has been improved for 2010, and better grades are anticipated as a result. Drilling efforts in 2010 will focus on several areas of interest on the Beaufor property, including one promising area that was identified through a surface drilling exploration program completed in the first quarter of 2010. Richmont remains committed to evaluating all possibilities for this property.

Project Pipeline. Richmont Mines is committed to building and maintaining a pipeline of projects that will enable the Company to attain an annual production objective of 200,000 ounces of gold, with future production supported by a reserve base of 1,000,000 ounces of gold.

The past-producing Francoeur mine is on schedule to be re-opened in mid-2011, with an annual estimated production rate of 35,000 gold ounces over an initial four year mine life. Drift excavation and underground mine preparation work is scheduled to begin once dewatering of the mine has been completed in the second quarter of 2010. At the end of 2009, 8 out of the mine’s 17 levels had been dewatered, and the surface infrastructure had been fully re-commissioned.

Efforts to generate returns from our existing properties include a first phase 5,000 metre drilling program at the 100% owned Cripple Creek Gold Project, a key exploration asset in Richmont’s portfolio that is located west of the Timmins Gold Camp in Ontario. Drilling began in the first week of February 2010, with results expected to be available in the second quarter of 2010.

Richmont Mines Inc. | 2009 Annual Report	7

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In addition to organic growth, Richmont is actively searching for acquisition and/or partnership opportunities in North America to expand production and reserve base levels to the targeted amounts.

PRINCIPAL FINANCIAL DATA1

	2009	2008	2007

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	972	872	695
Average selling price (US$)	969	876	699
Average selling price (CAN$)	1,107	934	751
Average exchange rate (US$/CAN$)	1.1420	1.0660	1.0748
Ounces of gold sold	59,733	70,945	46,193
Average cash cost (US$/ounce)[2]	737	590	499
Average cash cost (CAN$/ounce)[2]	842	629	536

KEY FINANCIAL DATA (in thousands of $)
Revenue	71,884	70,591	38,071
Net earnings	336	1,635	6,671
Cash flow from operations	2,967	12,117	5,999
Investment in property, plant and equipment	8,012	5,193	6,171
Cash, cash equivalents and shares of publicly-traded companies	21,880	26,142	29,117
Total assets	85,230	82,881	85,976
Shareholders’ equity	67,975	67,018	61,813

Proven and Probable Reserves as at December 31 (ounces)	445,471	358,861	361,168
Shares outstanding as at December 31 (thousands)	26,104	26,113	24,053

KEY PER SHARE DATA
Stock price (at closing)
US$ (NYSE Amex)	3.75	1.72	3.25
CAN$ (TSX)	3.92	2.08	3.14

NUMBER OF EMPLOYEES AS AT DECEMBER 31	343	312	262
[1]

Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company's properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

[2]	The cash cost includes operating costs and royalties.

THE GOLD MARKET

The gold market remained very strong in 2009 as the average price rose to approximately US$972 per ounce from an average price of US$872 in 2008, and US$695 in 2007. Gold started 2009 on a strong foot, with the annual low of US$810 occurring in January 2009, a level that was below the 2008 average price per ounce of US$872. Gold continued to climb progressively throughout the year, reaching a high of US$1,212 in the month of December 2009.

Average Annual Gold Price (London PM Fix)
	2009	2008	2007	2006	2005

Average annual gold price (in US$)	972	872	695	604	444
Source: Kitco

Richmont Mines Inc. | 2009 Annual Report	8

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The main factors that are expected to continue to have a positive influence on the future price of gold include:

  Increased demand for gold ETF;

  Non-hedging and less aggressive hedging policies of producers;

  Demand levels that exceed the industry’s annual production;

  A lack of confidence in the world’s equity markets;

  Ongoing geopolitical instability.

Several analysts anticipate that these conditions will be sustained in the years to come and that the price of gold will continue to climb.

EXCHANGE RATES

The US dollar lost strength against the Canadian dollar throughout 2009 as the effects of the global economic crisis continued to have repercussions on the US economy. The US dollar started the year relatively strong, rising to CAN$1.2723 by the end of February. However beginning in March, the US dollar began a downward trend, and fell to CAN$1.0510 at the end of December 2009. Nonetheless, on an annualised basis, the decline in the value of the US dollar versus the Canadian dollar was less pronounced, falling to an average of CAN$1.1420 in 2009 from an average of CAN$1.0660 in 2008 and CAN$1.0748 in 2007.

The Company presents per ounce data in US dollars, and estimates an annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to reflect the actual year-to-date rate through the end of the quarter. This readjusted rate is then used to report both year-to-date and quarterly financial results.

NET EARNINGS

(in thousands of $, except per share amounts)	2009	2008	2007
	$	$	$

Net earnings	336	1,635	6,671

Net earnings per share basic and diluted	0.01	0.07	0.28

Net earnings in 2009 were $0.3 million, or $0.01 per share, compared with net earnings of $1.6 million, or $0.07 per share in 2008, as a 19% increase in the selling price per ounce in Canadian dollars mitigate a 16% decrease in ounces of gold sold. Conversely, lower exploration and project evaluation costs combined with decreased minority interest did not offset higher mining and income taxes and operating costs, which stemmed from a combination of a 13% increase in the number of tonnes being processed and lower recovered grades at both operating mines.

Net earnings in 2008 were $1.6 million, or $0.07 per share, compared with net earnings of $6.7 million, or $0.28 per share, in 2007, which included an $8.1 million gain on the sale of mining assets. While 2008 results benefitted from a 54% year-over-year increase in the number of ounces sold, and a 24% higher average selling price in Canadian dollars, these were somewhat offset by 17% higher per ounce production cash costs in Canadian dollars, and by higher exploration and project evaluation costs, stemming from the Company’s focused exploration efforts at the Island Gold and Beaufor mines.

Richmont Mines Inc. | 2009 Annual Report	9

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVENUE
(in thousands of $, except ounces sold data)	2009	2008	2007
	$	$	$
Precious metals	66,151	66,237	34,691
Other	5,733	4,354	3,380
	71,884	70,591	38,071
Ounces sold	59,733	70,945	46,193

Total annual precious metal revenue was flat at $66.2 million in 2009 compared with 2008, as a 19% increase in the average gold sales price realized in Canadian dollars offset a 16% decrease in the number of ounces of gold sold. For the full year, 59,733 ounces of gold were sold at an average price of US$969 (CAN$1,107) per ounce, versus gold sales of 70,945 ounces in 2008 at an average price of US$876 (CAN$934) per ounce. The number of ounces of gold sold from the Island Gold Mine remained constant compared with 2008, as 38,879 ounces of gold were sold at an average price of US$967 (CAN$1,104) per ounce compared with 38,037 ounces of gold sold at an average price of US$867 (CAN$924) per ounce in 2008. The Beaufor Mine sold 20,854 ounces of gold at an average price of US$975 (CAN$1,113) per ounce in 2009, versus 32,908 ounces of gold sold at an average price of US$886 (CAN$944) per ounce in 2008.

The $31.5 million increase in precious metals revenue in 2008 compared with 2007 was a result of higher gold sales at a higher average selling price per ounce. Gold sales in 2008 were 70,945 ounces at an average price of US$876 (CAN$934) per ounce compared with sales of 46,193 ounces in 2007 at an average price of US$699 (CAN$751) per ounce. The Island Gold Mine sold 38,037 ounces of gold at an average price of US$867 (CAN$924) per ounce in 2008, compared with sales of 7,302 ounces at an average price of US$726 (CAN$780) per ounce in 2007. The Island Gold Mine began commercial production only in the fourth quarter of 2007. The Beaufor Mine sold 32,908 ounces of gold at an average price of US$886 (CAN$944) per ounce in 2008, compared with 26,182 ounces of gold at an average price of US$693 (CAN$745) per ounce in 2007. The East Amphi Mine, which was sold in June 2007, recorded sales of 12,709 gold ounces at US$695 (CAN$747) per ounce in 2007.

Richmont Mines Inc. | 2009 Annual Report	10

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Other revenue totalled $5.7 million in 2009, up 32% compared with 2008 results, reflecting higher custom milling revenue at the Camflo Mill offset by lower interest revenue. In 2009, Richmont processed 165,788 tonnes of custom milling ore at the Camflo Mill, more than the double of the number of tonnes of custom milling ore processed in 2008. Other revenue of $4.4 million in 2008 increased $1.0 million year-over-year, a result of higher custom milling revenue at the Camflo Mill and a foreign exchange gain. In 2008, Richmont processed 74,703 tonnes of custom milling ore at the Camflo Mill compared with 46,317 tonnes processed in 2007.

OPERATING COSTS[1]

(in thousands of $)	2009	2008	2007
	$	$	$

Island Gold Mine	32,692	26,727	4,873
Beaufor Mine	17,622	17,862	13,167
East Amphi Mine	-	-	6,724

	50,314	44,589	24,764
[1]	Including expenses from royalties.

Operating costs, including royalties, increased 13% year-over-year in 2009 to $50.3 million, as the cost of processing a higher level of tonnage from Island Gold more than offset the lower cost level associated with a decrease in the tonnage processed from Beaufor. A total of 313,366 tonnes of ore were processed in 2009, up 13% over the 276,994 tonnes in 2008. On a segmented basis, operating costs for Island Gold increased 22% to $32.7 million in 2009, while operating costs at Beaufor declined slightly year-over-year to $17.6 million. The average cash cost of production increased to US$737 (CAN$842) per ounce in 2009, from US$590 (CAN$629) per ounce in 2008, primarily a reflection of the lower recovered grades at both operating mines. Operating costs in 2008 were notably higher than the 2007 level of $24.8 million, reflecting a full year of production at the Island Gold Mine, which began production in October 2007. This was partially offset by a decline in operating costs following the closure of the East Amphi Mine in the second quarter of 2007.

The amount of royalties paid out in 2009 declined slightly to $1.56 million, from $1.59 million in 2008. The Company pays a 3% net smelter return (NSR) royalty on gold production at the Island Gold Mine, and royalties of $30.00 per ounce on 50% of the ounces produced at the Beaufor Mine. The lower royalty payments of $0.6 million in 2007 versus $1.59 million in 2008, reflect the fact that production at Island Gold began only in October 2007.

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT

(in thousands of $)	2009	2008	2007
	$	$	$

Island Gold Mine	4,318	3,079	4,495
Beaufor Mine	1,092	127	1,060
Francoeur Project	1,976	-	-
Other	626	1,987	616

	8,012	5,193	6,171

Richmont Mines Inc. | 2009 Annual Report	11

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In 2009, the Company invested $4.3 million in capital expenditures at the Island Gold Mine, reflecting ongoing development costs, refurbishing and acquisition of equipment. The Company invested $1.1 million in mine development and equipment at the Beaufor Mine, and an additional $2.0 million at the Francoeur Project in the re-commissioning of surface infrastructure and ongoing dewatering of the mine. An additional $0.6 million was invested at the Camflo Mill and other corporate installations. 2008 total capital expenditures of $5.2 million were below the 2007 level of $6.2 million, primarily reflecting higher start-up development costs at the Island Gold Mine in 2007.

SUMMARY OF OPERATIONS

Island Gold Mine1

	2009	2008	2007

Tonnes	211,773	161,320	35,202
Head grade (g/t)	6.04	7.65	6.84
Gold recovery (%)	94.52	95.83	94.36
Recovered grade (g/t)	5.71	7.33	6.45
Ounces sold	38,879	38,037	7,302
Cash cost per ounce (US$)	736	659	621

Investment in property, plant and equipment (thousands of CAN$)[2]	4,318	3,079	4,495
Exploration expenses (thousands of CAN$)	3,136	2,293	505

Deferred development metres	1,576	605	-
Development metres	-	-	4,075

Diamond drilling (metres)
Definition	13,604	14,764	-
Exploration	18,936	1,901	12,940
[1]

Prior to its acquisition of Patricia Mining in December 2008, which held a 45% interest in the Island Gold Project, Richmont Mines reported 100% of the consolidated results of the Island Gold Mine in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). Richmont held a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses differed from the percentage that it owned, the Company was therefore considered the primary beneficiary of the VIE.

[2]	During 2007, Richmont Mines applied exploration tax credits totalling $350.

For the year ended December 31, 2009, 211,773 tonnes of ore were processed at the Island Gold Mine at an average recovered grade of 5.71 g/t, and 38,879 ounces of gold were sold at an average price of US$967 (CAN$1,104) per ounce. The cash cost per ounce increased to US$736 (CAN$841) in 2009, from US$659 (CAN$703) in 2008 and US$621 (CAN$668) in 2007, primarily a reflection of higher dilution, particularly in the first half of 2009, and a greater amount of development ore being processed, which lowered the average recovered grade in the year. This compared to 161,320 tonnes at a recovered grade of 7.33 g/t, and gold sales of 38,037 ounces at an average price of US$867 (CAN$924) per ounce in 2008, and total tonnage of 35,202, a recovered grade of 6.45 g/t, and gold sales of 7,302 ounces at an average price of US$726 (CAN$780) per ounce in 2007.

Proven and Probable Reserves at the Island Gold Mine were estimated at 927,143 tonnes of ore at a grade of 8.86 g/t, for 264,085 ounces of gold at December 31, 2009, compared with 1,031,187 tonnes of ore at a grade of 8.72 g/t, for 289,069 ounces of gold at December 31, 2008. The decline in the reserve base in 2009 was mainly attributable to production throughout the year. Measured and Indicated Resources at the end of 2009 totalled 154,813 gold ounces and Inferred Resources were estimated at 199,569 ounces of gold, compared with 146,254 ounces of gold and 209,985 ounces of gold, respectively, at the end of 2008.

Richmont Mines Inc. | 2009 Annual Report	12

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Further drilling will be completed in 2010. Overall, 30,000 to 35,000 metres of underground drilling are planned throughout 2010 at Island Gold Mine. In addition, approximately 8,000 metres of surface drilling are planned in the year, as the Company continues to evaluate other promising targets on the property.

Beaufor Mine

	2009	2008	2007

Tonnes	101,593	115,674	97,429
Head grade (g/t)	6.52	9.00	8.47
Gold recovery (%)	97.90	98.31	98.72
Recovered grade (g/t)	6.38	8.85	8.36
Ounces sold	20,854	32,908	26,182
Cash cost per ounce (US$)	740	509	468

Investment in property, plant and equipment (thousands of CAN$)	1,092	127	1,060
Exploration expenses (thousands of CAN$)	3,006	2,921	1,874

Deferred development metres	913	-	-

Diamond drilling (metres)
Definition	28,152	11,439	3,095
Exploration	32,699	33,765	25,157

During the year ended December 31, 2009, the Beaufor Mine produced 101,593 tonnes of ore at an average recovered grade of 6.38 g/t, and realized gold sales of 20,854 ounces at an average sales price of US$975 (CAN$1,113) per ounce. This compared to tonnage of 115,674, an average recovered grade of 8.85 g/t, and gold sales of 32,908 ounces at an average price of US$886 (CAN$944) in 2008, and total tonnage of 97,429, a recovered grade of 8.36 g/t, gold sales of 26,182 and an average sales price of US$693 (CAN$745) in 2007. The cash cost per ounce increased to US$740 (CAN$845) in 2009 compared with US$509 (CAN$543) in 2008 and US$468 (CAN$503) in 2007, due primarily to lower than expected grades in room and pillar stopes than forecasted in our mining sequence for 2009, which resulted in lower production and higher operating costs.

Proven and Probable Reserves at the Beaufor Mine declined to 44,637 gold ounces at December 31, 2009, from 69,792 gold ounces a year ago, with the annual decrease in 2009 mainly attributable to production throughout the year. The Company’s drilling campaign in 2009 did not result in any significant increase to estimated Proven and Probable Reserves. However, the drilling program did translate into an increase in Measured and Indicated Resources to 171,372 ounces versus 148,000 ounces at the end of 2008, as well as in Inferred Resources to 199,256 ounces, from 154,927 ounces in 2008. Increases in these resource categories in 2009, however, are mostly below the existing infrastructure of the mine, and currently do not economically justify an extension of current operations. Richmont initiated a surface exploration program on this property in the fourth quarter of 2009, through which one promising zone was identified. We are planning more drilling in 2010 to further investigate this zone and other identified target areas at Beaufor, and similarly plan to complete approximately 30,000 metres of underground definition and exploration drilling throughout the year. The Company remains committed to Beaufor, and expects these efforts to translate into improved results at this mine going forward.

Richmont Mines Inc. | 2009 Annual Report	13

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exploration Costs

(in thousands of $)	2009	2008	2007
	$	$	$

Exploration costs - Mines
Island Gold Mine	3,136	2,293	505
Beaufor Mine	3,006	2,921	1,874

	6,142	5,214	2,379

Exploration costs - Other properties
Francoeur / Wasamac properties	1,938	184	142
Golden Wonder property	-	4,202	665
Valentine Lake property	-	347	1,017
Camflo Northwest property	-	-	112
Other properties	28	20	49
Project evaluation	305	373	124

	8,413	10,340	4,488

Exploration tax credits	(1,347)	(643)	(1,200)
Reclassification of exploration tax credits from previous years	-	850	-

	7,066	10,547	3,288

Francoeur / Wasamac

In the third quarter of 2009 Richmont announced plans to proceed with a development program at its 100%-owned Francoeur property, located approximately 100 km west of the Camflo Mill, and 25 km west of Rouyn-Noranda, Quebec. This mine produced in excess of 345,000 ounces of gold between 1991 and 2001, at which point it was closed as a result of the low prevailing gold price.

As of the end of 2009, eight of the mine’s seventeen levels had been successfully dewatered, and surface infrastructure had been fully re-commissioned. Once dewatering has been completed, expected by Q2 2010, drift excavation work will begin to reach the targeted West Zone. After a phase of definition drilling and stope preparation, gold production is scheduled to begin in mid-2011. Current estimates for this property, detailed in full in the Company’s NI 43-101 compliant technical report filed on SEDAR on August 5, 2009, include Probable Reserves of 615,664 tonnes grading 6.91 g/t Au, for a total production of 136,000 ounces of gold over an initial 4 year period, or 35,000 gold ounces annually.

Richmont plans to initiate an underground exploration and definition drilling program once access to the mine has been reestablished. In particular, several mineralized zones located in the footwall and hanging wall of the West Zone have already been drill identified. However, additional definition drilling from underground is needed to fully evaluate their size and grade before adding them to the mineral inventory.

Richmont Mines Inc. | 2009 Annual Report	14

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Cripple Creek

Richmont announced plans for a 5,000 metre drilling program at the Cripple Creek Gold Project in the third quarter of 2009. Covering 694 hectares, this 100%-owned property is located west of the Timmins Gold Camp in Ontario, where more than 70 million ounces of gold have been produced by various mining companies over the years. Exploration by previous owners during the 1980’s and 1990’s unveiled three notable zones on the property: Mahoney Creek Zone, Zone 16 and Zone 17. Drilling efforts began in the first week of February 2010, and will involve 10 holes mainly targeting the lateral and depth extensions of Zone 16 and the Mahoney Creek Zone at depths below 400 metres. In the event that findings confirm favourable gold mineralization trends obtained at depth on properties in the vicinity, Richmont will expand exploration efforts going forward. Results from this drilling program are expected to be available in the second quarter of 2010. Please see our September 23, 2009 and February 2, 2010 press releases for full details.

Camflo Northwest

Richmont Mines owns 80% of the Camflo Northwest property, which is located in the Malartic Gold Camp, adjacent to the Camflo Mill. No work was completed on this property in 2009. The Company has not scheduled any work on this property for 2010, as Company resources will be directed to drilling, development and production activities at our existing mines, and to development and exploration on other properties.

Valentine Lake Project

In February 2009, Richmont granted Mountain Lake Resources Inc. (“Mountain Lake”) an option to purchase Richmont’s 70% interest in the Valentine Lake Project, located in Newfoundland and Labrador. Prior to this agreement, Mountain Lake held a 30% interest in the Project. Richmont determined that the Project’s advancement was better-served with Mountain Lake in the lead development role. Notwithstanding its diminished day-to-day role, Richmont will continue to benefit from the project’s success as one of Mountain Lake’s largest shareholders.

Under terms of the agreement, Mountain Lake paid Richmont an option fee of 2,500,000 of its common shares at a deemed value of $0.65 million, or $0.26 per share. Mountain Lake may exercise the purchase option over a five-year period by making option payments to Richmont for an additional $3 million in total, and by incurring $1 million in exploration and development expenditures at Valentine Lake within that timeframe. Under terms of the agreement, $0.5 million of the exploration and development expenditures at Valentine Lake must be incurred before the end of the second year, while the remaining $0.5 million must be incurred before the end of the fifth year. At the discretion of Mountain Lake, option payments may be 100% in cash, or 50% in cash and 50% in Mountain Lake common shares, and may be made in instalments in the second, third, and fourth years of the five-year period.

In 2008, exploration expenditures at Valentine Lake were $0.3 million, mainly for building and upgrading a total of 40 km of roads to provide access to the Leprechaun Pond deposit. The upgrades eliminated the need for helicopters during future exploration programs and provided access for heavy equipment needed for future large tonnage sampling. 2007 exploration costs of $1.0 million reflect diamond drilling and high definition, helicopter-borne spectrometric and magnetic VLF surveys of the property.

Golden Wonder Project

In October 2008, Richmont announced that drilling results at the past-producing Golden Wonder Project in Colorado, USA, failed to confirm the continuity of an economically viable ore zone below current infrastructures, and that the Company had notified LKA International, its partner on the project, that it was not exercising its option to a 50% interest in the project.

Richmont Mines Inc. | 2009 Annual Report	15

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Company had previously completed the initial evaluation of the Golden Wonder project and exercised an option to acquire a 50% joint venture interest which required it to invest US$3 million in certain project-related expenditures prior to September 1, 2008. From January to October 2008, $4.2 million was invested in diamond drilling activities, during which 16 holes were completed for a total of 2,037 metres of drilling. In 2007, exploration costs totalled $0.7 million.

ADMINISTRATION EXPENSES

(in thousands of $)	2009	2008	2007
	$	$	$

Stock-based compensation	484	526	575
Other administration expenses	3,197	3,139	2,740

	3,681	3,665	3,315

In 2009, administrative expenses levels were essentially unchanged from 2008. A decrease in stock-based compensation, which is a non-cash expense, was offset by a slight increase in other administration expenses. Of the 490,000 options granted in 2009, 150,000 options were renewals of expired options to a director, 165,000 options were granted to a new director and to new employees, and the balance of 175,000 options were new options issuanced to officers and one employee.

Administrative expenses in 2008 were 11% higher than in 2007, as increased costs related to a provision for future closure costs were somewhat offset by a decline in stock-based compensation, a non-cash expense. Of the 445,000 options granted in 2008, 55,000 options were renewals of expired options to directors and employees, 165,000 options were granted to new employees or to employees who were promoted, and the balance of 225,000 options were new issuances for directors and officers.

The weighted-average fair value calculated according to the Black-Scholes model of evaluation at the date on which each option was granted was $1.45 in 2009, compared with $0.76 in 2008 and $1.06 in 2007.

MINING AND INCOME TAX EXPENSE (RECOVERY)

(in thousands of $)	2009	2008	2007
	$	$	$

Current taxes	1,585	796	1,640
Future taxes	(110)	(359)	(334)

	1,475	437	1,306

2009 mining and income tax expense totalled $1.5 million, based on pre-tax earnings of $1.8 million. The Company recorded a $1.2 million tax charge in order to benefit from an exploration credit of the same amount. This credit was applied against exploration expenses. The mining and income taxes also include a $0.1 million reduction of future mining taxes due to reductions in liabilities for future mining taxes.

Richmont Mines Inc. | 2009 Annual Report	16

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

For fiscal 2008, mining and income tax expenses included a credit of $1.2 million as a result of a reclassification of exploration tax credits from previous years. When the Company filed its 2007 income tax declarations, the Company reduced its current taxes by using carried forward fiscal expenses instead of using exploration tax credits, as it was planned and recorded on December 31, 2007. This change in fiscal planning increased exploration expenses by $0.85 million, and also increased investment in property, plant and equipment by $0.35 million. The mining and income taxes also include a mining duties expense of $0.2 million from the previous year, and exploration tax credits of $0.6 million recorded against exploration expenses instead of mining and income taxes. The future income tax credit of $0.4 million was mainly due to a reduction in liabilities for future mining taxes.

In 2007, current income taxes of $1.6 million were comprised of $1.9 million of federal and provincial taxes and mining taxes applicable to the year 2007, offset by $0.3 million in adjustments for previous years not previously recorded. The future income tax credit of $0.3 million was mainly due to a reduction in the future mining tax liability.

SENSITIVITY ANALYSIS

The Company’s financial results are sensitive to movements in the price of gold, and the US$/CAN$ exchange rate, as the Company mostly generates revenue in US dollars and generally incurs expenses in Canadian dollars. The following table describes, for demonstration purposes only, the financial impact that changes in certain variables would generally have had on the Company’s 2009 net earnings.

SENSITIVITY ANALYSIS
Variable	Change	Impact on net earnings
(in thousands of CAN$)

Price of gold (CAN$)	+/- CAN$50 per ounce	+/- 1,979

Exchange rate (US$/CAN$)	+/- US$/CAN$ 0.10	+/- 3,863

Richmont Mines Inc. | 2009 Annual Report	17

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW 2009
(in thousands of $, unless otherwise stated)	Q1	Q2	Q3	Quarter Q4	Year 2009

PRINCIPAL FINANCIAL DATA
Revenue	19,903	15,736	19,145	17,100	71,884
Operating costs[1]	14,290	12,955	14,073	12,944	54,262
Administration	919	999	652	1,111	3,681
Exploration and project evaluation	1,218	3,013	2,510	325	7,066
Depreciation and depletion	1,355	1,249	1,794	1,298	5,696
Gain on disposal of mining assets	(2)	(578)	-	(14)	(594)
Other[2]	690	(512)	(67)	1,326	1,437

Net earnings (loss)	1,433	(1,390)	183	110	336

Cash flow from (used in) operations	3,052	(2,345)	1,511	749	2,967
Investments in property, plant and equipment	1,604	2,151	1,588	2,669	8,012

KEY PER-SHARE DATA
Net earnings (loss) basic and diluted (CAN$)	0.05	(0.05)	0.01	-	0.01

Basic weighted average number of common shares outstanding (thousands)	26,105	26,111	26,112	26,104	26,108

OUNCES OF GOLD SOLD
Island Gold Mine	10,613	8,549	10,988	8,729	38,879
Beaufor Mine	6,001	4,701	5,852	4,300	20,854

Total	16,614	13,250	16,840	13,029	59,733

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	1,131	1,075	1,052	1,182	1,107
Exchange rate (2009 average)	1.1420	1.1420	1.1420	1.1420	1.1420
Selling price (US$)	990	941	921	1,035	969
Cash cost (US$)
Island Gold Mine	732	801	689	738	736
Beaufor Mine	677	763	671	897	740
Weighted average	712	787	683	790	737

Depreciation and depletion (US$)	62	67	81	78	73

Total cost (US$)	774	854	764	868	810
[1]	Expenses related to operating costs, royalties, custom milling and accretion expense of asset retirement obligations are included.

[2]	Future mining and income tax expense (recovery) and minority interest are included.

Richmont Mines Inc. | 2009 Annual Report	18

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW 2008
(in thousands of $, unless otherwise stated)	Q1	Q2	Q3	Quarter Q4	Year 2008

PRINCIPAL FINANCIAL DATA
Revenue	14,961	16,227	16,495	22,908	70,591
Operating costs[1]	10,487	11,313	10,946	13,810	46,556
Administration	828	835	769	1,233	3,665
Exploration and project evaluation	1,081	3,674	3,415	2,377	10,547
Depreciation and depletion	1,205	1,434	1,507	1,541	5,687
Loss on disposal of mining assets	20	-	1	8	29
Other[2]	934	(1,066)	751	1,853	2,472

Net earnings (loss)	406	37	(894)	2,086	1,635

Cash flow from operations	2,543	1,326	820	7,428	12,117
Investments in property, plant and equipment	825	857	1,522	1,989	5,193

KEY PER-SHARE DATA
Net earnings (loss) basic and diluted (CAN$)	0.02	-	(0.04)	0.09	0.07

Basic weighted average number of common shares outstanding (thousands)	24,053	24,030	23,924	23,827	24,047

OUNCES OF GOLD SOLD
Island Gold Mine	6,992	8,409	8,721	13,915	38,037
Beaufor Mine	8,003	8,702	8,002	8,201	32,908

Total	14,995	17,111	16,723	22,116	70,945

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	947	909	918	956	934
Exchange rate (2008 average)	1.0660	1.0660	1.0660	1.0660	1.0660
Selling price (US$)	888	853	861	897	876
Cash cost (US$)
Island Gold Mine	759	734	689	546	659
Beaufor Mine	562	467	455	555	509
Weighted average	654	598	577	550	590

Depreciation and depletion (US$)	68	70	76	61	68

Total cost (US$)	722	668	653	611	658
[1]	Expenses related to operating costs, royalties, custom milling and accretion expense of asset retirement obligations are included.

[2]	Future mining and income tax expense (recovery) and minority interest are included.

Richmont Mines Inc. | 2009 Annual Report	19

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

ANNUAL REVIEW, 2005 TO 2009
(in thousands of $, except per share, per ounce and ounces sold data)
(Years ended December 31)	2009	2008	2007	2006	2005

PRINCIPAL FINANCIAL DATA
Revenue	71,884	70,591	38,071	32,889	21,353
Operating costs [1]	54,262	46,556	25,965	28,163	17,642
Administration	3,681	3,665	3,315	2,957	3,923
Exploration and project evaluation	7,066	10,547	3,288	2,080	2,375
Depreciation and depletion	5,696	5,687	5,628	3,146	1,618
Mining and income taxes	1,475	437	1,306	(2,686)	(2,480)
Minority interest	(38)	2,035	(36)	(730)	6
Loss (gain) on disposal of mining assets [2]	(594)	29	(8,066)	(3,235)	(292)
Write-down of mining assets	-	-	-	-	26,041

Net earnings (loss)	336	1,635	6,671	3,194	(27,480)

Cash flow from (used in) operations	2,967	12,117	5,999	1,648	(3,996)
Investments in property, plant and equipment	8,012	5,193	6,171	25,059	28,316
Cash, cash equivalents and shares of
publicly-traded companies	21,880	26,142	29,117	16,883	15,491
Working capital	24,936	26,753	33,970	21,171	21,877
Shareholders’ equity	67,975	67,018	61,813	54,690	40,464

KEY PER-SHARE DATA (CAN$)
Net earnings (loss) basic and diluted	0.01	0.07	0.28	0.14	(1.54)
Basic weighted average number of common shares outstanding (thousands)	26,108	24,047	24,159	22,904	17,838
Shares outstanding (thousands)	26,104	26,113	24,053	24,180	20,994

OUNCES OF GOLD SOLD
Island Gold Mine	38,879	38,037	7,302	-	-
Beaufor Mine	20,854	32,908	26,182	24,866	36,649
East Amphi Mine	-	-	12,709	20,000	-
Hammerdown Mine	-	-	-	-	307

Total	59,733	70,945	46,193	44,866	36,956

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	1,107	934	751	681	537
Exchange rate (annual average)	1.1420	1.0660	1.0748	1.1341	1.2116
Selling price (US$)	969	876	699	600	443
Cash cost (US$)
Island Gold Mine	736	659	621	-	-
Beaufor Mine	740	509	468	580	377
East Amphi Mine	-	-	492	485	-
Hammerdown Mine	-	-	-	-	15
Weighted average	737	590	499	538	374

Depreciation and depletion (US$)	73	68	96	55	23

Total cost (US$)	810	658	595	593	397

NUMBER OF EMPLOYEES (at December 31)	343	312	262	305	257

[1]	Expenses related to operating costs, royalties, custom milling and accretion expense of asset retirement obligations are included.

Richmont Mines Inc. | 2009 Annual Report	20

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF RESULTS FOR THE FOURTH QUARTER

(in thousands of $)	2009	2008
	$	$

Revenue	17,100	22,908
Expenses	16,990	20,822
Net earnings	110	2,086
Cash flow from operations	749	7,428

Total revenue decreased $5.8 million for the fourth quarter of 2009 compared with the fourth quarter of 2008. This decline reflects a 41% decrease in ounces of gold sold, the effects of which were partially mitigated by a 24% increase in the average sales price per ounce of gold in Canadian dollars. In the fourth quarter of 2009, 13,029 ounces of gold were sold at an average price of US$1,035 (CAN$1,182) per ounce, versus gold sales of 22,116 ounces in the same period last year at an average price of US$897 (CAN$956) per ounce.

The $3.8 million decrease in expenses was primarily attributable to decreased operating costs and exploration and project evaluation costs. Operating costs, including royalties, declined 9% year-over-year in the fourth quarter of 2009 to $11.8 million, as a lower level of tonnes processed from Beaufor Mine more than offset a slight increase in the tonnage processed at Island Gold Mine. However, the average cash cost of production increased to US$790 (CAN$902) per ounce in the fourth quarter of 2009, from US$550 (CAN$586) per ounce in the comparable period in 2008, primarily a reflection of the lower recovered grades at both operating mines.

CASH AND CASH EQUIVALENTS

The cash balance was $21.1 million at December 31, 2009, a decrease of $4.9 million, or 19%, compared with $26.0 million at December 31, 2008. Investments of $8.0 million in property, plant and equipment, of which $2.0 million were invested at the Francoeur Project to refurbish the infrastructures, were partially offset by $3.0 million of cash generated from operations. Cash equivalents included $10.9 million of term deposits with high level credit ratings and $10.2 million in cash deposited in a major Canadian chartered bank.

At December 31, 2009, Richmont had working capital of $24.9 million compared with $26.8 million at December 31, 2008. The $1.9 million decrease reflects a $4.9 million decrease in cash and cash equivalents, a $1.3 million increase in income taxes and tax credit receivable, a $0.6 million increase in the number of shares of publicly-traded companies held after reception of common shares of Mountain Lake Resources Inc., and to a $1.4 million increase in ore inventories.

At December 31, 2008, Richmont had working capital of $26.8 million compared with $34.0 million at December 31, 2007. The $7.2 million decrease reflects a $3.0 million decrease in cash and cash equivalents and shares of publicly-traded companies related to the Company’s acquisition of Patricia Mining Corp. in December 2008, a $1.1 million increase in mining and income taxes payable mainly due to federal and mining taxes of $1.2 million applicable to the Company’s subsidiary, Louvem Mines Inc., along with higher accounts payable and accrued charges of $1.9 million. In addition, 2007 accounts receivable balance included an amount of $1.5 million that was reimbursable from Patricia Mining, a minority partner until the acquisition in December 2008.

Richmont Mines Inc. | 2009 Annual Report	21

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CAPITAL RESOURCES

The Company issued 34,000 common shares during 2009 and 9,000 common shares during 2008 following the exercise of options, for a total cash consideration of $0.08 million and $0.03 million, respectively. In 2007, the Company issued 102,000 common shares following the exercise of options, for a total cash consideration of $0.2 million.

Considering the Company’s strong balance sheet and outlook, the Board of Directors considered that the repurchase of the Company’s common shares, under its normal course issuer bid programs until December 4, 2009, was an appropriate use of the Company’s funds. Consequently, Richmont Mines bought back 43,500 common shares during 2009, 296,200 common shares in 2008 and 229,000 in 2007, for a total amount of $0.1 million, $0.8 million and $0.7 million, respectively. The shares were cancelled immediately after their repurchase. The Company currently has 26.1 million shares outstanding.

Richmont Mines’ current investment forecast for its Francoeur property is significant, and the Company expects to fund these investments with existing cash and cash equivalents and with cash flow from operations.

COMMITMENTS, CONTINGENCY AND SUBSEQUENT EVENT

The Company is subject to royalty payments on 50% of the Beaufor Mine’s production, at a rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) which granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property. In April 2009, Mountain Lake, as an option fee, issued, 2,500,000 common shares of Mountain Lake to Richmont for a fair value of $0.65 million, or $0.26 per share.

Mountain Lake may exercise the option over a five-year period by making option payments to Richmont for an additional $3.0 million and by incurring $1.0 million in exploration and development expenditures on the Property within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. During the option period, $0.5 million of the exploration and development expenditures must be incurred by the end of the second year and the remaining $0.5 million must be incurred by the end of the fifth year.

The Company is committed, under a lease expiring in November 2014, to pay a sum of $0.3 million for office space. Minimum lease payments for the next five years amount to $0.06 million annually.

RELATED PARTIES

The Company has not entered into any transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

In 2009, 2008 and 2007, the Company was not involved in any off-balance-sheet transactions.

Richmont Mines Inc. | 2009 Annual Report	22

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CHANGES TO ACCOUNTING POLICIES

Mining exploration costs

In March 2009, the Canadian Institute of Chartered Accountants (”CICA”) issued Emerging Issues Abstract EIC-174, ”Mining exploration costs”. This new abstract provides additional guidance for mining exploration enterprises when an impairment test is required. The adoption of EIC-174 did not have a significant impact on the Company’s consolidated financial statements nor on comparative data.

Financial instrument disclosures

During the year, in accordance with the applicable transitional provisions, the Company adopted revised section 3862 of the CICA Handbook, “Financial Instruments-Disclosures”. This section was amended to enhance disclosures about fair value measurements and the liquidity risk of financial instruments. All financial instruments recognized at fair value on the Consolidated Balance Sheet must be classified in three fair value hierarchy levels, which are as follows:

Level 1:	valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2:	valuation techniques based on inputs other than quote prices in active markets that are either directly or indirectly observable;

Level 3:	valuation techniques with significant unobservable market inputs.

The results of the application of these new standards are included in note 17, and their application did not have a significant impact on the Company’s consolidated financial statements.

Financial instruments – recognition and measurement

On January 1, 2009, in accordance with the applicable transitional provisions, the Company adopted revised section 3855 of the CICA Handbook, “Financial Instruments – Recognition and measurement”. The revised standard changes the categories into which debt instruments are required or permitted to be classified and eliminates the distinction between debt securities and other debt instruments. The adoption of this standard did not have any impact on the financial statements of the Company.

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at December 31, 2009, 2008 and 2007, Richmont Mines had no gold hedging contracts and no currency exchange contracts. In these years, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Company has classified its cash, banker’s acceptances, discount notes and restricted cash as assets held-for-trading, its shares of publicly-traded companies as available-for-sale financial assets, accounts receivable, term deposits and the advance to a minority partner as loans and receivables, and its accounts payable and accrued charges as other financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Cash, restricted cash, accounts receivables, term deposits and accounts payable and accrued charges are recorded at fair value and represent their approximate book value, as these items will be realized or paid in the short term. Changes in fair value are recorded in net earnings. The variation on fair value of cash equivalents was $0.1 million ($0.7 million in 2008 and 2007) and interest income from the advance to a minority partner was $0.2 million in 2008 ($0.4 million in 2007).

Richmont Mines Inc. | 2009 Annual Report	23

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Available-for-sale financial assets are measured at fair value, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet, either by sale or when a permanent decline in value is recognized. The fair value of banker’s acceptance, discount notes and shares of publicly-traded companies is the bid price.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenue and expenses as well as on the amounts of assets and liabilities. The following factors represent the estimates that management considers the most significant, and for which the actual amounts may differ considerably thereby affecting operating results.

Mineral reserves

The main parameters used to determine the mineral reserves of Beaufor Mine and Island Gold Mine are the following:

	2009	2008

Gold (US$/ounce)	850	785
Exchange rate (US$/CAN$)	1.00	1.00
Gold (CAN$/ounce)	850	785

The mineral reserves of the Francoeur Project were prepared in August 2009 using a gold price of US$800 and an exchange rate of 1.00.

Property, plant and equipment

The costs related to the development of a mining property are capitalized at the time when the property shows potential of profitability and reserves have been established. When commercial production begins capitalized development costs and construction costs are amortized over the mineral reserves of the deposit. The mineral reserves are estimated by professional geologists and engineers according to industry standards and the estimated future prices of metals, operating costs and technical parameters. The annual tests for depreciation are carried-out by using the same parameters and the estimated residual value of the equipment. Changes to any key assumption estimate may result in a considerable reduction of mineral reserves, which could have a negative impact on the book value of these properties, plants and equipment.

For 2010, the assumption used in the asset valuation process was a price of CAN$1,000 per ounce of gold. For 2011 to 2014, a price of CAN$876 per ounce of gold was used in order to estimate future revenue. This cost is based on a December 2009 survey of mining companies carried out by an accounting firm.

Depreciation and Depletion

The Company uses the units-of-production method for the depreciation and depletion of property, plant and equipment at mine sites based on Proven and Probable Reserves. Any significant changes in the reserves could impact the amount of annual depreciation and depletion.

Asset retirement obligations

The future costs of the restoration of a mining site are estimated according to the projected cost of labour, the known environmental impact and the effectiveness of measures to repair and restore the site. The time frame for making the expenditures is subject to changes related to the continuity of operations and to the discovery of new reserves.

Richmont Mines Inc. | 2009 Annual Report	24

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Option-based compensation

The Company grants stock options as part of its compensation program. The prevalent Black-Scholes model is used to evaluate the cost of these options. This model requires management to make a number of estimates.

Future mining and income taxes

The Company accounts for mining and income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates or tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact of a change in tax rates on future tax assets and liabilities is recognized in the statement of earnings in the year in which the revised tax rate comes into effect.

FUTURE ACCOUNTING PRONOUNCEMENTS

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued section 1582, ”Business Combinations”, which replaces section 1581 of the same name, and sections 1601, ”Consolidated Financial Statements” and 1602, ”Non-Controlling Interests”, which together replace section 1600, ”Consolidated Financial Statements”. These new sections harmonize significant aspects of Canadian accounting standards with the International Financial Reporting Standards (”IFRS”) that will be mandated for entities with fiscal years beginning on or after January 1, 2011.

Section 1582 requires that all business acquisitions be measured at the fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages. The section also establishes new guidance on the measurement of consideration given and the recognition and measurement of assets acquired, and liabilities assumed, in a business combination. Furthermore, under this new guidance, acquisition costs, which were previously included as a component of the consideration given, and any negative goodwill resulting from the allocation of the purchase price, which was allocated as a reduction of non-current assets acquired under the previous standard, will be recorded in earnings in the current period. This new section will be applied prospectively and will only impact the Company’s consolidated financial statements for future acquisitions concluded in periods subsequent to the date of adoption.

Sections 1601 and 1602 dealing with consolidated financial statements require an entity to measure non-controlling interest upon acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

The new standards will apply as of the beginning of the first annual reporting period beginning on or after January 1, 2011, with simultaneous early adoption permitted. The Company is currently assessing the impact of these new sections on its consolidated financial statements.

International accounting standards

In February 2008, the Accounting Standards Board (“AcSB”) announced that generally accepted accounting principles in Canada (”GAAP”) are to converge with IFRS and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosure requirements.

Richmont Mines Inc. | 2009 Annual Report	25

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

An IFRS conversion plan has been developed. The conversion project is progressing according to plan, and the Company foresees that it will be completed by the anticipated date of turnover to IFRS on January 1, 2011.

Staff with the appropriate qualifications and experience have been assigned to the project. Moreover, these persons regularly attend thorough training sessions in order to follow the changes brought forth to IFRS in constant evolution. This team conducts technical research and provides issue identification and formulates recommendations to management who will then transmit the information to the audit committee.

The Company has completed phase 1, diagnosis, which included a thorough examination of the differences between the Canadian GAAP and the IFRS, as well as a study of possible options to be adopted. The differences between Canadian GAAP and IFRS that have been identified as significant to the Company are explained below. The list and comments below should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas the Company believes to be most significant. On the other hand, the present IFRS may undergo modifications until January 1, 2011, following recommendations made by the International Accounting Standards Board (“IASB”), the organization responsible for continuous updates of the IFRS. The Company actively monitors the IASB’s schedule of projects, giving consideration to any proposed changes, where applicable, in its assessment of differences between IFRS and Canadian GAAP. As a result of proposed changes to certain IFRS, together with the current stage of the Company’s IFRS project, the Company cannot reasonably quantify the full impact that adopting IFRS will have on the Company’s financial position and future results at this time.

Property, Plant & Equipment

International Accounting Standard (“IAS”) 16 “Property, Plant & Equipment” and Canadian GAAP contain the same basic principles, however there are some differences. IFRS require that significant parts of an asset be depreciated separately and that depreciation commences when the asset is available for use. Based on our latest analysis, this requirement should not have a material impact. IFRS also permit property, plant and equipment to be measured using the fair value model or the historical cost model. The Company is not planning on adopting the fair value measurement model for its property, plant and equipment. The Company will continue to measure its property, plant and equipment at amortized cost.

Impairment of Assets

Impairments under IAS 36 “Impairment of Assets” are based on discounted cash flows. Under Canadian GAAP, if an asset’s estimated undiscounted future cash flows are below its carrying amount, a write-down is required and is determined as the amount by which the carrying amount exceeds the discounted cash flows. There is no undiscounted test under IFRS. This may result in more frequent write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

In addition, under IAS 36 a favourable change in circumstance that resulted in impairment of an asset, other than goodwill, would trigger the need to recalculate the amount of impairment, with any reversal being recognized in income to the extent the asset had previously been impaired. Under Canadian GAAP, impairments are not reversed.

Based on our latest analysis, this requirement should not have a material impact.

Richmont Mines Inc. | 2009 Annual Report	26

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Provisions

IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” requires a provision to be recognized when: there is a present obligation as a result of a past transaction or event; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the obligation. “Probable” in this context means more likely than not. Under Canadian GAAP, the criterion for recognition in the financial statements is “likely” which is a higher threshold than “probable”. However, the Company does not believe this will impact its financial results.

Other differences exist in relation to the measurement of provisions. IFRS require that changes to timing, cash flow estimates and discount rates be applied prospectively. Under Canadian GAAP, changes to discount rates in the case of asset retirement obligations apply only to the additional increase to liability and not to the entire liability. The Company is currently assessing the impact of this difference to its asset retirement obligations.

Share-Based Payments

IFRS 2 "Share-based Payment" requires that stock options that may be sequentially acquired, be measured and recognized for each distinct instalment of equity acquisition. The Company's policy consisted of determining a single value for all options granted, regardless of equity acquisitions, and of recognizing in a linear manner the entire grant, as permitted under GAAP. Moreover, IFRS 2 requires that expected forfeitures be accounted for in the recognition of compensation cost, whereas currently, forfeitures are recognized when they occur. The Company is currently assessing the impact of this difference on its financial results.

Retrospective Application

Most of the adjustments required upon conversion to IFRS will be made retrospectively, relative to the opening balance of retained earnings in the first comparative balance sheet. However, IFRS 1 "First-time adoption of International Financial Reporting Standards" provides a certain number of optional exemptions to general requirements for entities adopting IFRS for the first time. Here are the exemptions that impact the Company and decisions made regarding their application:

Under IFRS 3, recognition of business combinations differs in certain aspects from GAAP. For example, under IFRS 3, acquisition costs must be removed from the acquisition price, resulting in future values that differ from those under GAAP. An exemption under IFRS 1 makes it possible to avoid restatement of business combinations that took place prior to the date of turnover to IFRS. The Company has decided not to restate business combinations that took place prior to January 1, 2008.

Under IFRS 1, it is possible to restate the amount recorded for share options only for those options still in effect at the date of turnover. However, the Company has decided to restate all stock options issued.

As mentioned above, IAS 37 requires a different assessment of asset retirement obligations. As permitted under IFRS 1, the Company has decided not to retroactively restate liabilities relating to dismantling, which will enable it to avoid restating amortization of property, plant and equipment, as well as accretion expenses for all previous years, and instead to make the adjustment as at January 1, 2010, if needed, directly in equity.

IFRS 1 permits the reclassification of a financial instrument previously classified as an available-for-sale financial asset as a held-for-trading financial asset. The Company has decided not to modify the previously established classification.

Richmont Mines Inc. | 2009 Annual Report	27

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Company is presently working on the implementation of phase 2 of the plan, which is to determine the impact of the differences between GAAP and IFRS. This step will determine the repercussions of the transition, so that solutions to address differences identified in phase 1 can be designed and developed.

As a starting point, the Company will extend its opening balance sheet as of January 1, 2010. Subsequently, a model of IFRS financial statements, including notes, will be developed, and the Company will assess the impact of the adoption of the IFRS on information technology and data systems. Based on analyses conducted to date, the accounting system will be extended to allow the production of multiple financial statements compliant with GAAP and IFRS, in order to facilitate the requirement, in 2010, of presenting financial information under GAAP and also providing financial information under IFRS. Other foreseen changes to the information system include the ability to enter new data, to create and to delete accounts, changes to the current systems that relate to certain calculations and other revisions to the accounting software in order to meet IFRS requirements concerning recognition and presentation of information. For all the identified accounting changes, the Company will also assess the design impact and the effectiveness of its controls. According to a preliminary examination of environmental controls, the Company does not foresee important changes to its internal controls.

These changes will come into effect in phase 3 of the plan, that is, during implementation of the conversion. The changes identified in phase 2 will be implemented and tests will be carried out to ensure that differences are resolved before the turnover date. Subsequently, the Company will be able to develop its first interim financial statements and accompanying notes for the quarter ending March 31, 2011.

GENERAL ANNUAL INFORMATION

Labour relations

Richmont Mines offers its employees a compensation package including attractive benefits and a stock-option plan for management. The current collective bargaining agreement of the hourly employees at the Camflo Mill expired on December 31, 2009. The Company and 18 employees at the Camflo Mill are currently in negotiations with the objective of signing a definitive agreement in the near future. The Company employed a total of 343 workers and 65 contractors at December 31, 2009.

Work safety is a priority for Richmont Mines, and the Company spares no effort in this regard. There is a very active health and safety committee at the Beaufor Mine and the Camflo Mill, and Richmont Mines has a good record of health and safety in the workplace. This is highlighted by the fact that as of December 31, 2009, the Camflo Mill and Beaufor Mine had reached 3 years and 1 year, respectively, without a “lost time” injury. At the Island Gold Mine, where the health and safety record covers only a relatively short period, procedures for health and safety at the workplace have been instituted, in compliance with Ontario laws.

Environment

Respect for the environment is one of our Company’s main preoccupations. Consequently, our management and employees make every effort to respect increasingly strict environmental regulations. The Company provides for the adequate closure of its operating sites once reserves are depleted. In 2009, Richmont Mines guaranteed the restoration of its mining sites through letters of credit, in the amount of $2.1 million, and $0.1 million of restricted deposits with the Quebec government. Tailings sites are one of the most critical environmental concerns for gold producers. However, Richmont Mines’ tailings sites are not acid-generating, which greatly simplifies future site-restoration projects and reduces their cost.

Richmont Mines Inc. | 2009 Annual Report	28

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Disclosure controls and internal controls over financial reporting

Management, including the President and Chief Executive Officer and the Financial Director, have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them and has been properly disclosed in the annual regulatory filings.

An evaluation was carried out, under management supervision, of the effectiveness of the Company’s disclosure controls and procedures, as at December 31, 2009, as defined in Exchange Act Rules 13a-15(e) and15d-15(e). Based on this evaluation, management has concluded that the design and operation of these disclosure controls and procedures were effective.

Management, including the President and Chief Executive Officer and the Financial Director, have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

An evaluation was carried out, under management supervision, of the effectiveness of our internal control over financial reporting, as at December 31, 2009, using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as at December 31, 2009.

There were no changes in the Company’s internal controls over financial reporting during fiscal year 2009 that materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. Some of the critical factors that must be taken into account when evaluating a mining company are as follows: the company must assume responsibility for replacing its gold reserves, maintaining satisfactory grades, dealing with a certain amount of uncertainty associated with exploration, respecting the environment at all times by preparing site restoration plans, providing for the well-being of its workers so as to avoid labour disputes and ensure their safety by preventing mining accidents. The profitability of a gold producer is also directly linked to factors beyond its control, such as gold prices, exchange rates, inflation, interest rates and changes to effective regulations. Richmont Mines has consistently met these challenges while paving the way for a promising and profitable future.

Risks Associated with the Mining Industry

Speculative Nature of the Mining Industry

The gold mining industry is highly speculative in nature. There is no assurance that Richmont Mines’ mineral development and exploration activities will be successful. Success in increasing reserves is a result of a number of factors, including the Company’s level of geological and technical expertise, the geological composition of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years to identify, delineate and evaluate resources, during which time the economic feasibility of production may change. Substantial expenditures are required to establish Proven and Probable Reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company’s exploration programs will result in the expansion or replacement of current reserves with new reserves.

Richmont Mines Inc. | 2009 Annual Report	29

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Mining Risks

Because it holds interests in several mines, the Company is subject to risks and hazards inherent to the mining industry, including:

  fluctuations in commodity prices;

  costs of constructing and operating a mine, as well as processing and refining facilities, in a specific environment;

  availability of economic sources of energy and an adequate level of water supply;

  adequate access to the site, including competing land uses and unanticipated transportation costs, delays and repair costs resulting from equipment failure;

  data on which engineering assumptions are made;

  changes in the regulatory environment (including regulations relating to prices, permits, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

  industrial accidents and labour actions or unrest;

  unusual or unexpected geological or geotechnical formations;

  unanticipated ground or water conditions;

  slope failure, rock bursts, cave-ins, failure of pitwalls or dams and fire;

  environmental hazards, including discharge of pollutants or hazardous chemicals;

  unanticipated grade and tonnage of ore to be mined and processed;

  unusual or unexpected adverse operating conditions;

  hazards involved in the drilling and mining of ore;

  availability of qualified workforce;

  natural phenomena and “acts of God” such as inclement weather conditions, floods, earthquakes and other phenomena.

The occurrence of any of these factors could materially and adversely affect the Company’s business, financial condition, results of operations and cash flow. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable. Also, it is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production. No assurance can be given that current exploration programs will result in any commercial mining operation.

The processing of ore may subject Richmont Mines to liability under environmental legislation resulting from a failure to maintain dams around tailing disposal areas. Richmont Mines may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure, due to political or other reasons, or against which it may elect not to insure because of high premium costs or for other reasons. This can result in delayed production, increase in production costs or liability. Paying compensation for obligations resulting from such liability may be very costly and could have an adverse effect on the Company’s financial position.

Richmont Mines Inc. | 2009 Annual Report	30

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Failure to Achieve Production Estimates

The ore reserves presented in the Company’s public disclosure materials are in large part estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. There are numerous uncertainties inherent in estimating Proven and Probable Reserves including many factors beyond the Company’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the Proven and Probable Reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Company’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flow, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production may also be affected by factors such as weather, strikes and environmental occurrences.

The Company’s failure to achieve its production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition. The Company’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Additional Reserves for Gold Production

Because mines have limited lives based on Proven and Probable Reserves, the Company must continually perform exploration and development to replace and expand its reserves as they are depleted. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring certain projects into production and to expand existing operations. There are a number of uncertainties inherent in any exploration program relating to, amongst other things, the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, there can be no assurance that the Company’s exploration programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Exploration and Development Risks

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, the issuance of necessary governmental permits and the receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

Richmont Mines Inc. | 2009 Annual Report	31

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  future gold prices; and

  anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involves significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenue to offset operating and development costs, such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

Fluctuations in Gold Prices and Currencies

The profitability of the Company is directly related to the market price of gold. Gold prices fluctuate considerably and are affected by numerous factors beyond the Company’s control, such as industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the US dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, production and cost levels, changes in investment trends and international monetary systems and changes in the supply and demand for gold in the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. Gold price is sometimes subject to rapid short-term changes because of speculative activities. If gold prices were to decline significantly or for an extended period of time, the Company may be unable to continue its operations, develop its properties or fulfill its obligations under its agreements with its partners or under its permits and licenses. As a result, the Company may lose its interest in, or be forced to sell, some of its properties.

The following table sets out the annual average gold price (London PM fix) over the past five years:

	(US$)	Exchange rate	(CAN$)

2005	444	1.21	537
2006	604	1.13	683
2007	695	1.07	744
2008	872	1.07	933
2009	972	1.14	1,108

When calculating its mineral reserve estimates, the estimate of the price of gold used by the Company for Beaufor and Island Gold mines was CAN$850 per ounce for 2009 and CAN$785 per ounce in 2008 and for Francoeur Project the price of gold was CAN$800. In the event of a sustained, significant drop in the gold price, the Company may be required to re-evaluate its assets, resulting in reduced estimates of reserves and resources and in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

Furthermore, since the gold price is established in US dollars, a significant increase in the value of the Canadian dollar relative to the US dollar coupled with stable or declining gold prices could adversely affect Richmont Mines’ results with respect to gold revenues.

Richmont Mines Inc. | 2009 Annual Report	32

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Richmont Mines has no gold hedging contracts and no US dollar exchange contracts. However, the Company may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. Also, the Company may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, there is no assurance that such hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

Competition

The mining industry is intensely competitive and the Company is in competition with other mining companies for the acquisition of interests in precious and other metal or mineral mining properties. In the pursuit of such acquisition opportunities, the Company competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all. Although the Company has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

Title to Properties

While the Company has verified title to its properties according to usual industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company's title. Properties may be subject to prior registered and unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects. In addition, transfers of title to certain properties of the Company are in the process of being completed. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. Moreover, where the Company’s interest in a property is less than 100%, the Company’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations between the parties to that agreement.

Laws and Regulations

The Company’s mining operations and exploration activities are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

Richmont Mines Inc. | 2009 Annual Report	33

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation imposes high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. No assurance can be given that additional significant costs and liabilities will not be incurred to comply with current and future requirements.

All of the Company’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company believes that it is in compliance with all current laws and regulations material to its activities. However, new or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Company’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Company’s business, financial condition, results of operations and cash flows.

Insurance

The Company carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. No assurance can be provided that such insurance will continue to be available, will be at economically acceptably premiums or will be adequate to cover any liability. In some cases, risk coverage is not available or considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Company cannot insure or against which it has elected not to insure.

Requirement of Additional Financing

The continuing development of the Company’s properties will depend upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. No assurance can be given that the Company will be successful in obtaining the required financing on acceptable terms, if at all.

Richmont Mines Inc. | 2009 Annual Report	34

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Permits and Licenses

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. No assurance can be given that the Company will be successful in obtaining this approval in a timely manner, if at all.

Joint Ventures

No assurance can be given that the Company’s joint venture partners will not veto the Company’s plans for its business and prevent the Company from achieving its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions which could lead to a deadlock.

Dependence on Personnel

The Company’s ability to manage growth effectively will require the Company to continue to implement and improve the Company’s management systems and to recruit and train new employees. Although the Company has done so in the past, no assurance can be given that it will be successful in attracting and retaining skilled and experienced personnel.

A first collective agreement for a three-year period ending December 31, 2006 was entered into with the employees of the Camflo Mill in May 2004. At the beginning of 2007, this agreement was renewed for another three-year period ending December 31, 2009.The Company and 18 employees at the Camflo Mill are currently in negotiations with the objective of signing a definitive agreement in the near future. No assurance can be given that the Company will be successful in renewing the collective agreement.

Risks Inherent in Acquisitions

The Company is actively pursuing the acquisition of advanced exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of, or other interests in, companies, with whom the Company may enter into acquisition or other transactions. Acquisition transactions involve inherent risks, including:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Company acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, companies or securities.

Richmont Mines Inc. | 2009 Annual Report	35

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on the Company’s ability to grow and on the Company’s financial condition.

While the Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, the Company cannot be certain that it will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations and financial condition. Risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition. In addition, to acquire properties and companies, the Company may use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Company’s flexibility to raise capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the Company’s common shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Company engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. No assurance can be given that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into the Company’s operations. If the Company fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

Risks related to the Company’s Common Shares

Fluctuation in Share Price

The market price of the Company’s common shares may fluctuate due to a variety of factors relative to the Company’s business, including the announcement of expanded exploration, development and production activities by Richmont Mines and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Company’s mineral reserves or resources, fluctuations in the Company’s operating results, sales of the Company’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about Richmont Mines’ strategic position, results of operations, business or significant transactions, and general conditions in the mining industry or the worldwide economy. No assurance can be given that the market price of the Company’s common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

Sales of Common Shares

Sales of substantial amounts of the Company’s common shares, or the availability of the Company’s common shares for sale, could adversely affect the prevailing market prices for the Company’s common shares. A decline in the market price of the Company’s common shares could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

Equity Financing

The Company may require additional funds to fund its capital expenditures programs and potential acquisitions. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of its shareholders.

Richmont Mines Inc. | 2009 Annual Report	36

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Existing Agreements Provide for Additional Issuances of Common Shares

The Company may issue additional common shares in the future pursuant to existing agreements.

Dividend Policy

The Company has not declared or paid any dividends on its Company’s common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

National Instrument 43-101

The reserve and resource calculation of the Island Gold and the Beaufor properties as of December 31, 2009 was performed by qualified persons as defined by NI 43-101 and was supervised by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, an employee of Richmont Mines Inc. The reserve and resources calculation of the Island Gold as of December 31, 2009 was prepared by Michel Plasse, P.Geo, an employee of Richmont Mines Inc, and as of December 31, 2008 was prepared by Ms. Nicole Rioux, Geo., of Genivar, qualified persons under the terms of this instrument. The reserves and resources calculation of the Beaufor Mine as of December 31, 2009 and December 31, 2008 was prepared by Mr. Richard Dubuc, P.Geo., and Mr. Jessy Thelland, B.Sc., Geo., employees of Richmont Mines Inc., and qualified persons under the terms of this instrument. The reserve calculations were prepared using a gold price of US$785 (CAN$785) per ounce for 2008 and US$850 (CAN$850) per ounce for 2009.

The reserve and resource calculation of the Francoeur Project was based on a technical report filed on SEDAR August 5, 2009 that was prepared by Daniel Adam, Geo., Ph.D. and Raynald Vincent, P. Geo., employees of Richmont Mines who are qualified persons as defined by the NI 43-101. The reserve calculation was prepared using a gold price of CAN$800.

Cautionary note to US investors concerning resource estimates

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian Securities Regulations

This Annual Report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

Richmont Mines Inc. | 2009 Annual Report	37

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

US investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “hope,” “may” and similar expressions, as well as “will,” “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the sections entitled “Risks and uncertainties” and this “Management’s Discussion and Analysis.” You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include variations in the prevailing price of gold, the Canadian dollar – United States dollar exchange rate, the grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors, such as uncertainties regarding government regulations, could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at March 29, 2010. The Company regularly discloses additional information through news releases, quarterly financial statements and its annual information form (AIF) on the SEDAR Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

Common shares
		2009	2008	2007

Weighted average outstanding		26,107,827	24,047,322	24,159,357
Issued and outstanding		26,103,656	26,113,156	24,053,353
Diluted		28,583,656	28,421,156	26,076,353
Closing price on December 31 (TSX)		$3.92	$2.08	$3.14

Toronto Stock Exchange (TSX) (CAN$)
2009	Share volume	High	Low	Close
First quarter	4,808,237	4.85	2.04	4.75
Second quarter	1,861,205	4.93	3.29	3.89
Third quarter	1,188,298	4.01	2.80	3.15
Fourth quarter	1,347,685	4.05	2.85	3.92
Annual summary	9,205,425	4.93	2.04	3.92

New York Stock Exchange Amex (NYSE Amex) (US$)
2009	Share volume	High	Low	Close
First quarter	4,699,519	3.84	1.60	3.78
Second quarter	5,309,638	4.36	2.86	3.25
Third quarter	3,859,256	3.64	2.57	2.95
Fourth quarter	4,757,098	3.98	2.65	3.75
Annual summary	18,625,511	4.36	1.60	3.75

Richmont Mines Inc. | 2009 Annual Report	38

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

TABLE OF RESERVES AND RESOURCES
		December 31, 2009			December 31, 2008
	Tonnes (metric)	Grade (g/t Au)	Ounces contained	Tonnes (metric)	Grade (g/t Au)	Ounces contained

Island Gold Mine [1]
Proven Reserves [2]	387,182	8.46	105,333	308,205	9.08	89,925
Probable Reserves [2]	539,961	9.14	158,752	722,982	8.57	199,144
Measured Resources	-	-	-	18,948	8.70	5,300
Indicated Resources	456,353	10.55	154,813	403,249	10.87	140,954
Inferred Resources	640,614	9.69	199,569	676,608	9.65	209,985

Beaufor Mine
Proven Reserves [2]	47,033	6.63	10,021	96,678	7.17	22,287
Probable Reserves [2]	118,728	9.07	34,616	147,385	10.03	47,505
Measured Resources	96,396	5.78	17,903	101,767	5.46	17,861
Indicated Resources	725,732	6.58	153,469	635,839	6.37	130,139
Inferred Resources	919,214	6.74	199,256	655,804	7.35	154,927

GOLD PROJECTS
Francoeur
Probable Reserves [3]	615,664	6.91	136,749	-	-	-
Indicated Resources	76,449	7.54	18,541	885,000	7.99	227,500
Inferred Resources	202,250	5.95	38,706	-	-	-

Valentine Lake [4]
Inferred Resources	920,000	8.50	251,600	920,000	8.50	251,600

Wasamac
Inferred Resources	1,282,000	6.92	285,200	1,282,000	6.92	285,200

TOTAL GOLD
Proven and Probable Reserves	1,708,568	8.11	445,471	1,275,250	8.75	358,861
Measured and Indicated Resources	1,354,930	7.91	344,726	2,044,803	7.93	521,754
Inferred Resources	3,964,078	7.64	974,331	3,534,412	7.94	901,712
1	Richmont Mines holds a 100% interest upon its acquisition of Patricia Mining in December 2008.
2	In 2009, based on a price of US$850/oz and an exchange rate of 1.00 (in 2008, a price of US$785 and an exchange rate of 1.00)
3	In August 2009, based on a price of US$800/oz and an exchange rate of 1.00
4	Richmont Mines’ share – 70%. In February 2009 Richmont entered into an agreement granting Mountain Lake Resources Inc. an option to purchase its 70% interest over a five year period.

DEFINITIONS OF RESERVES AND RESOURCES

Mineral Reserves

Mineral reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Richmont Mines Inc. | 2009 Annual Report	39

DEFINITIONS OF RESERVES AND RESOURCES

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

Richmont Mines Inc. | 2009 Annual Report	40

MANAGEMENT’S REPORT

The consolidated financial statements and all of the information in this report are the responsibility of the management. It is management’s responsibility to select the appropriate accounting policies and to exercise its best judgement in determining reasonable and fair estimates based on Canadian generally accepted accounting principles. Financial information found elsewhere in this report is consistent with the consolidated financial statements. This information and the consolidated financial statements are published with the Board of Directors’ approval.

The management of Richmont Mines Inc. is required to establish and maintain adequate internal control over financial reporting. Richmont Mines Inc.’s internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and the Financial Director to provide reasonable assurance of the reliability of the Company’s financial information and the preparation of the Company’s financial statements for the publication of financial information in accordance with Canadian generally accepted accounting principles.

The Board of Directors assumes its responsibilities for the financial statements primarily through the Audit Committee, made up solely of outside directors. The Audit Committee has reviewed all of the information in this report as well as the annual financial statements and has recommended they be approved by the Board. The Audit Committee also examines on a continuous basis the quarterly financial results and the results of external independent audits of accounting methods and the system of internal controls. The external and internal auditors are free to communicate with the Audit Committee.

The following consolidated financial statements have been audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards. Their audit included the tests and other procedures they deemed necessary under the circumstances. Their independent opinion on the consolidated financial statements is presented hereinafter.

Martin Rivard (signed)	Nicole Veilleux (signed)
Martin Rivard	Nicole Veilleux
President and Chief Executive Officer	Financial Director

February 10, 2010

Richmont Mines Inc. | 2009 Annual Report	41

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations, for Richmont Mines Inc. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management carried out an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2009. The framework on which such evaluation was based is contained in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on this evaluation, management has concluded that the system of internal control over financial reporting was effective as of December 31, 2009.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting at Richmont Mines Inc. as at December 31, 2009, which is presented hereinafter.

Martin Rivard (signed)	Nicole Veilleux (signed)
Martin Rivard	Nicole Veilleux
President and Chief Executive Officer	Financial Director

February 10, 2010

Richmont Mines Inc. | 2009 Annual Report	42

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Richmont Mines Inc.,

We have completed an integrated audit of Richmont Mines Inc.’s (the Company) 2009, 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as of December 31, 2009. Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the consolidated balance sheets of Richmont Mines Inc. as at December 31, 2009 and 2008 and the consolidated statements of earnings, comprehensive income, deficit, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statements audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Richmont Mines Inc. | 2009 Annual Report	43

INDEPENDENT AUDITOR'S REPORT

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(signed)1
Chartered Accountants

Montreal, Canada
February 10, 2010

[1]	Chartered accountant auditor permit no. 22865

Richmont Mines Inc. | 2009 Annual Report	44

CONSOLIDATED STATEMENTS OF EARNINGS
Years ended December 31 (in thousands of Canadian dollars)

	2009	2008	2007
	$	$	$

REVENUE
Precious metals	66,151	66,237	34,691
Other (note 4)	5,733	4,354	3,380

	71,884	70,591	38,071

EXPENSES
Operating costs	48,751	42,998	24,199
Royalties	1,563	1,591	565
Custom milling	3,708	1,785	1,023
Administration	3,681	3,665	3,315
Exploration and project evaluation (note 5)	7,066	10,547	3,288
Accretion expense - asset retirement obligations (note 6)	240	182	178
Depreciation and depletion	5,696	5,687	5,628
Loss (gain) on disposal of mining assets (note 7)	(594)	29	(8,066)

	70,111	66,484	30,130

EARNINGS BEFORE OTHER ITEMS	1,773	4,107	7,941

MINING AND INCOME TAXES (note 8)	1,475	437	1,306

	298	3,670	6,635

MINORITY INTEREST	(38)	2,035	(36)

NET EARNINGS	336	1,635	6,671

NET EARNINGS PER SHARE basic and diluted	0.01	0.07	0.28

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	26,108	24,047	24,159

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	26,215	24,047	24,159

The accompanying notes are an integral part of the consolidated financial statements.

Richmont Mines Inc. | 2009 Annual Report	45

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND DEFICIT
Years ended December 31 (in thousands of Canadian dollars)

	2009	2008	2007
	$	$	$

COMPREHENSIVE INCOME
Net earnings	336	1,635	6,671

Comprehensive income, net of income taxes:
Change in unrealized gain (loss) on available-for-sale investments	169	(599)	473
Realized losses (gains) on sale of available-for-sale investments included in net earnings	23	11	(444)
	192	(588)	29
Comprehensive income	528	1,047	6,700

DEFICIT

BALANCE, BEGINNING OF YEAR	(3,096)	(4,647)	(11,241)

Net earnings	336	1,635	6,671

Redemption of shares (note 11)	(29)	(84)	(77)

BALANCE, END OF YEAR	(2,789)	(3,096)	(4,647)

ACCUMULATED OTHER COMPREHENSIVE INCOME

BALANCE, BEGINNING OF YEAR	(236)	352	-

Adjustment due to the adoption of CICA Handbook Section 3855 for the cumulative unrealized gain on available-for-sale investments as at January 1st , 2007	-	-	323

Changes in other comprehensive income for the year	192	(588)	29

BALANCE, END OF YEAR	(44)	(236)	352

The accompanying notes are an integral part of the consolidated financial statements.

Richmont Mines Inc. | 2009 Annual Report	46

CONSOLIDATED BALANCE SHEETS
December 31 (in thousands of Canadian dollars)

	2009	2008
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	21,139	26,021
Restricted cash	-	116
Shares of publicly-traded companies	741	121
Accounts receivable	1,213	986
Income taxes and tax credit receivable	2,848	1,586
Inventories (note 9)	7,360	6,012
	33,301	34,842
DEPOSITS RESTRICTED (note 6)	106	-

PROPERTY, PLANT AND EQUIPMENT (note 10)	51,823	48,039
	85,230	82,881
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	7,130	6,912
Mining and income taxes payable	1,235	1,177
	8,365	8,089
ASSET RETIREMENT OBLIGATIONS (note 6)	5,928	4,664

MINORITY INTEREST	1,986	2,024

FUTURE MINING AND INCOME TAXES (note 8)	976	1,086

	17,255	15,863
SHAREHOLDERS’ EQUITY

Capital stock (note 11)	64,675	64,672
Contributed surplus (note 12)	6,133	5,678
Deficit	(2,789)	(3,096)
Accumulated other comprehensive income	(44)	(236)
	67,975	67,018
	85,230	82,881

Commitments and subsequent events (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Martin Rivard (signed)	A. Michel Lavigne (signed)
Martin Rivard	A. Michel Lavigne
Director	Director

Richmont Mines Inc. | 2009 Annual Report	47

CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended December 31 (in thousands of Canadian dollars)

	2009	2008	2007
	$	$	$

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings	336	1,635	6,671
Adjustments for:
Depreciation and depletion	5,696	5,687	5,628
Stock-based compensation	484	526	575
Accretion expense - asset retirement obligations	240	182	178
Loss (gain) on disposal of mining assets	(594)	29	(8,042)
Loss (gain) on disposal of shares of publicly-traded companies	23	11	(444)
Minority interest	(38)	2,035	(36)
Future mining and income taxes	(110)	(359)	(334)

	6,037	9,746	4,196

Net change in non-cash working capital items (note 13)	(3,070)	2,371	1,803

	2,967	12,117	5,999

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Restricted cash	116	-	-
Acquisition of Patricia Mining Corp. (note 3)	-	(6,984)	-
Acquisition of shares of publicly-traded companies	-	(23)	(642)
Disposal of shares of publicly-traded companies	199	712	6,454
Deposits restricted	(106)	-	-
Property, plant and equipment - Island Gold Mine	(4,318)	(3,079)	(4,495)
Property, plant and equipment - Beaufor Mine	(1,092)	(127)	(1,060)
Property, plant and equipment – Francoeur Project	(1,976)	-	-
Disposal of mining assets	9	91	3,435
Other property, plant and equipment	(626)	(1,987)	(616)
Cash received from an advance to a minority partner	-	750	1,125

	(7,794)	(10,647)	4,201

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Redemption of common shares	(137)	(768)	(658)
Issue of common shares	82	25	183
Repayment of the long-term debt	-	(1,950)	-
Contribution from (distribution to) a minority partner	-	(47)	1,440

	(55)	(2,740)	965

Net increase (decrease) in cash and cash equivalents	(4,882)	(1,270)	11,165

Cash and cash equivalents, beginning of year	26,021	27,291	16,126

Cash and cash equivalents, end of year (note 17 d))	21,139	26,021	27,291

The accompanying notes are an integral part of the consolidated financial statements.

Richmont Mines Inc. | 2009 Annual Report	48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

Richmont Mines Inc. (the “Company”), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1.	Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 19, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The significant accounting policies followed by the Company are as follows:

a)	Basis of consolidation

These consolidated financial statements reflect the accounts of the Company and of its subsidiaries: Camflo Mill Inc. (100%), Louvem Mines Inc. (approximately 70%) and Patricia Mining Corp. (100%) was liquidated in the current financial year.

All inter-company transactions have been eliminated.

The Company’s 55% interest in the Island Gold Mine is consolidated until December 15, 2008 (note 3) using the principles outlined in AcG-15, on the consolidation of variable interest entities due to an agreement for the financing of the interest held by the other participant of the development costs of the project.

b)	Revenue recognition

Precious metals revenue, based on spot metal prices, is recorded on delivery when rights and obligations related to ownership are transferred to the purchaser and reasonable assurance regarding collectibility of the consideration exists. Milling revenue is recorded when the service of ore processing is rendered and reasonable assurance regarding collectibility of the consideration exists.

c)	Financial assets and liabilities

All financial assets and liabilities are initially estimated and recorded at fair value. Subsequently, all financial instruments are classified in one of the following five categories: held-for-trading financial assets, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet either through a sale or when a permanent decline in value is recognized. Gains and losses arising from the revaluation of held-for-trading financial assets and liabilities are included in consolidated statement of earnings.

Cash, banker’s acceptances, discount notes and restricted cash are classified as assets held-for-trading. Shares of publicly-traded companies are classified as available-for-sale financial assets, accounts receivable, term deposits and the advance to a minority partner are classified as loans and receivables, and accounts payable and accrued charges are classified as other financial liabilities.

d)	Cash and cash equivalents

Cash and cash equivalents comprise cash, term deposits, discount notes and banker’s acceptances with original maturity dates of less than 90 days.

e)	Shares of publicly-traded companies

Shares of publicly-traded companies include investments in shares of publicly-traded companies and are recorded at market value.

f)	Inventories

Supply, ore and precious metals inventories are valued at the lower of cost and net realizable value. The cost of inventories is determined using the weighted average cost formula. The cost of inventories is recognized as an operating cost expense in consolidated statement of earnings.

Richmont Mines Inc. | 2009 Annual Report	49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

g)	Exploration properties

The acquisition costs of exploration properties are capitalized as property, plant and equipment. Mining exploration expenditures are expensed as incurred until the date when the property is identified as having a development potential.

h)	Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance. Expenditures incurred on properties identified as having development potential are capitalized as property, plant and equipment. Costs include interest on funds borrowed during a construction period and future costs of asset retirement obligation. Upon commencement of commercial production, construction costs are transferred to the various categories of property, plant and equipment. Property, plant and equipment at mine sites are depleted in accordance with the number of ounces sold on cost basis less residual values. The depletion rate is calculated according to the units-of-production method, using Proven and Probable Reserves. The estimated period of depletion is from 2 to 5 years according to the reserves of each production site. Depreciation of corporate assets is calculated using the straight-line method based on their anticipated useful lives which vary from 2 to 10 years.

The Company periodically reviews the carrying amount of its property, plant and equipment. When the net carrying value of an asset exceeds the sum of the undiscounted estimated future cash flows expected to result from its use and eventual disposal, an impairment loss is recorded in the results of operations to adjust the asset at its fair value. The fair value is based on the present value of the estimated future cash flows.

Net estimated undiscounted future cash flows from each mine and exploration properties are calculated based on anticipated future metal production (Proven and Probable Reserves), estimated future realized metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates.

i)	Future mining and income taxes

The Company accounts for mining and income taxes using the asset and liability method. Under this method, future tax assets and liabilities are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted rates expected to be applied in the years in which these temporary differences are expected to be recovered or settled. The impact on future tax assets and liabilities of a change in tax rates is recognized in the statement of earnings in the year in which the revised tax rate comes into effect. The Company records a valuation allowance against future tax assets if according to the available information, it is more likely than not that some or all of future tax assets will not be realized.

The Company renounces to tax deductions relating to resource expenditures that are financed by the issuance of flow-through shares to the benefit of its shareholders, in accordance with current tax legislation. Future income taxes related to the temporary differences resulting from this renunciation are recorded, at the time of the renunciation with a corresponding reduction of capital stock.

j)	Environmental costs

The Company is subject to environmental laws and regulations enacted by federal and provincial authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of property, plant and equipment. Depreciation and depletion are charged to earnings over the estimated future benefit period of the assets. Environmental expenditures, that are not expected to provide a benefit to the Company in future periods, are accrued and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated.

k)	Asset retirement obligations

Total estimated cash flows required to settle the obligations arising from environmentally acceptable closure plans are discounted using a credit-adjusted risk-free interest rate and are recorded as a liability with a corresponding increase to property, plant and equipment and, thereafter, depleted in accordance with the units-of-production method using Proven and Probable Reserves. The asset retirement obligations are adjusted for accumulated accretion in accordance with the expected timing of payment of the cash flows required to settle these obligations.

Richmont Mines Inc. | 2009 Annual Report	50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

l)	Foreign currency translation

Transactions included in the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Exchange gains or losses are included in earnings for the year.

m)	Exploration tax credits

Exploration tax credits are recorded as a reduction of exploration expenses or as a reduction of property, plant and equipment.

n)	Net earnings (loss) per share

Basic net earnings (loss) per share are the result of net earnings (loss) divided by the weighted average number of shares outstanding during the year. Diluted earnings per share are determined by taking into account the dilutive effect of arrangements to issue common shares as if they were exercised or converted at the beginning of the year or at the grant date when the grant date occurs after the beginning of the year. The treasury-stock method is used to determine the dilutive effect of stock options. This method assumes that the proceeds from the exercise of stock options are used to redeem common shares at the average trade price during the year.

o)	Guarantees

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments (either in cash, financial instruments, other assets, the issuance of shares or providing services) to the other party, following, i) changes in the interest rate, foreign exchange rate, stock price, commodity price, an index, a fair value or another element that is related to an asset, a liability or an equity security of the other party, ii) a third party failure to perform under an obligation agreement or iii) the default by a third party to reimburse its debt when it becomes due. In management’s opinion, the Company does not have significant guarantees, other than those disclosed in note 6 c).

p)	Stock-based compensation

The Company uses the fair value method based on the Black-Scholes pricing model to record the compensation cost related to the issue of stock options to its employees, its directors and its officers over the vesting period with a corresponding credit to contributed surplus.

q)	Pension plan

The Company maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of employee salaries. The Company does not offer any other post-retirement benefits to its employees.

r)	Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of contingent assets and liabilities and the recorded amounts of related revenue and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization and depletion purposes and for the valuation of their residual value and net recoverable amount, the calculation of the asset retirement obligations, the calculation of stock-based compensation and mining and income taxes. Accordingly, actual results could differ from these estimates.

2.	Accounting changes

a)	2009 Accounting changes

Mining exploration costs

In March 2009, the Canadian Institute of Chartered Accountants (”CICA”) issued Emerging Issues Abstract EIC-174, ”Mining exploration costs”. This new abstract provides additional guidance for mining exploration enterprises when an impairment test is required. The adoption of EIC-174 did not have a significant impact neither on the consolidated financial statements nor on the comparative data.

Richmont Mines Inc. | 2009 Annual Report	51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

Financial instrument disclosures
During the year, in accordance with the applicable transitional provisions, the Company adopted revised section 3862 of the CICA Handbook, “Financial Instruments-Disclosures”. This section was amended to enhance disclosures about fair value measurements and the liquidity risk of financial instruments. All financial instruments recognized at fair value on the Consolidated Balance Sheet must be classified in three fair value hierarchy levels, which are as follow:

Level 1:	valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2:	valuation techniques based on inputs other than quote prices in active markets that are either directly or indirectly observable;

Level 3:	valuation techniques with significant unobservable market inputs.

The results of the application of these new standards are included in note 17 and their application did not have a significant impact on the Company’s consolidated financial statements.

Financial instruments – recognition and measurement
On January 1, 2009, in accordance with the applicable transitional provisions, the Company adopted revised section 3855 of the CICA Handbook, “Financial Instruments – Recognition and measurement”. The revised standard changes the categories into which debt instruments are required or permitted to be classified and to eliminate the distinction between debt securities and other debt instruments. The adoption of this standard did not have any impact on the financial statements of the Company.

b)	Future accounting changes

Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued section 1582, «Business Combinations», which replaces section 1581 of the same name, and sections 1601, ”Consolidated Financial Statements” and 1602, ”Non-Controlling Interests”, which together replace section 1600, ”Consolidated Financial Statements”. These new sections harmonize significant aspects of Canadian accounting standards with the International Financial Reporting Standards (”IFRS”) that will be mandated for entities with fiscal years beginning on or after January 1, 2011.

Section 1582 requires that all business acquisitions be measured at the fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages. The section also establishes new guidance on the measurement of consideration given and the recognition and measurement of assets acquired and liabilities assumed in a business combination. Furthermore, under this new guidance, acquisition costs, which were previously included as a component of the consideration given, and any negative goodwill resulting from the allocation of the purchase price, which was allocated as a reduction of non-current assets acquired under the previous standard, will be recorded in earnings in the current period. This new section will be applied prospectively and will only impact the Company’s consolidated financial statements for future acquisitions concluded in periods subsequent to the date of adoption.

Sections 1601 and 1602 dealing with consolidated financial statements require an entity to measure non-controlling interest upon acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

The new standards will apply as of the beginning of the first annual reporting period beginning on or after January 1, 2011, with simultaneous early adoption permitted. The Company is currently assessing the impact of these new sections on its consolidated financial statements.

Richmont Mines Inc. | 2009 Annual Report	52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

3.	Acquisition

On December 16, 2008, the Company acquired 42,929,581 common shares of Patricia Mining Corp.’s, a development stage Company engaged in mining and exploration (“Patricia Mining”), (representing approximately 98.2% of Patricia Mining’s outstanding common shares), in exchange for CAN$0.15 in cash and 0.055 common share of Richmont for each common share of Patricia Mining. Patricia Mining’s principal activity is its 45% participation in the Island Gold Mine, the other 55% being held by the Company. Following this transaction, Richmont now wholly-owns Patricia Mining and 100% interest in Island Gold Mine. The purchase price has been determinated to be $11,372, including transaction costs, in exchange for a net cash consideration of $6,997 and 2,347,003 common shares valued at $4,375 or $1.86 per share. The value of the common shares issued by the Company has been determinated based on the average closure share price two days before and after the announced date of the acquisition agreement, on October 27, 2008. Richmont recorded this acquisition using the purchase method. Before the acquisition, the Company consolidated Island Gold Mine’s assets, liabilities, revenues and expenses in accordance with AcG-15 (note 1a)), Patricia Mining’s share being considered as minority interest. Following this transaction, on December 16, 2008, the advance to a minority partner which amounted to $1,742 and the $12,336 minority interest have been cancelled. The allocation of the purchase price based on the fair values of the assets acquired less the liabilities assumed by the Company is as follows:

$

Assets acquired
Cash and cash equivalents	13
Restricted cash	116
Accounts receivable	16
Inventories	448
Future tax asset	4,504
Future tax asset on mining taxes	1,236
Valuation of future tax asset	(5,740)
Property, plant and equipment	3,447

4,040

Liabilities assumed
Accounts payable	935
Asset retirement obligations	(40)
Long-term debt	1,950

2,845

Net value of assets acquired	1,195

Cancelled minority interest	12,336
Shares of publicly-traded companies already held in the Company	(417)
Cancelled due to Richmont Mines	(1,742)

Purchase price, including transaction costs	11,372

Shares issued by the Company	(4,375)
Cash and cash equivalents acquired	(13)

Net effect on cash	6,984

4.	Other revenue

Other revenue includes interest income on cash, variation on fair value on cash equivalents of $135 ($661 in 2008 and $706 in 2007), gain and loss on disposal of shares of publicly-traded companies, foreign exchange gain of $9 ($859 in 2008 and loss of $74 in 2007) and revenue from custom milling.

Richmont Mines Inc. | 2009 Annual Report	53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

5.	Exploration and project evaluation

	2009	2008	2007
	$	$	$

Island Gold Mine	3,136	2,293	505
Beaufor Mine	3,006	2,921	1,874
Francoeur/Wasamac properties	1,938	184	142
Golden Wonder property	-	4,202	665
Valentine Lake property	-	347	1,017
Camflo Northwest property	-	-	112
Other properties	28	20	49
Project evaluation	305	373	124

	8,413	10,340	4,488

Exploration tax credits	(1,347)	(643)	(1,200)
Reversal of exploration tax credits recorded in 2007 a)	-	850	-

	7,066	10,547	3,288

a)

In June 2008, when the Company filed its 2007 income tax returns, the Company reduced its current taxes by using carried forward fiscal expenses instead of using exploration tax credit, as it planned and recorded in 2007.

6.	Asset retirement obligations

The Company’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has therefore recorded the asset retirement obligations of its mining sites based on management’s best estimate of the future costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

Richmont Mines Inc. | 2009 Annual Report	54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

a)	Information used in the calculation of obligations

The following table sets forth the assumptions used in the calculation of the asset retirement obligations for the years ended December 31, 2009 and 2008:

	Total amount of the estimated cash flow	Anticipated cash flow payment schedule	Credit-adjusted risk-free rate
	$		%
2009

Beaufor Mine	604	2012	4.0 and 5.5
Island Gold Mine	1,190	2015	4.0 and 5.5
Camflo Mill	4,080	2016	5.5
Francoeur property	636	2016	4.0 and 5.5

	6,510

2008

Beaufor Mine	391	2012	5.5
Island Gold Mine	945	2013	5.5
Camflo Mill	3,121	2012	5.5
Francoeur property	193	2012	5.5

	4,650

In 2008, cash payment schedules were revised from 2011 to 2012 for the Beaufor Mine, from 2010 to 2012 for the Camflo Mill and Francoeur property and from 2010 to 2013 for the Island Gold Mine.

b)	Changes in obligations

The following table sets forth the movement of the asset retirement obligations for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
	$	$	$

Balance, beginning of year	4,664	3,358	3,333
Accretion expense	240	182	178
Changes to estimated cash flow and payment schedules	1,024	1,164	-
Changes in liability related to the acquisition of Patricia Mining Corp.	-	(40)	-
Decrease related to the disposal of properties	-	-	(153)

Balance, end of year	5,928	4,664	3,358

Richmont Mines Inc. | 2009 Annual Report	55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

c)	Deposits restricted and letters of credit

As at December 31, 2009, the Company had $106 in deposits restricted with Quebec’s government and a credit facility is available to the Company in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85% (0.75% in 2008). The following table provides the allocation of deposits restricted and letters of credit issued as at December 31, 2009:

	2009 $	Date of renewal

Deposits restricted
Beaufor Mine	52
Francoeur property	54

	106

Letters of credit
Camflo Mill	1,332	January 20, 2010
Island Gold Mine (Kremzar property)	590	January 26, 2010
Island Gold Mine (Lochalsh property)	184	January 5, 2010

	2,106

As at December 31, 2008, the Company had guaranteed the restoration of its mining sites by the pledge of letters of credit amounting to $1,539 and the Island Gold property has been pledged to the Ontario Ministry of Northern Development and Mines in the amount of $578.

7.	Loss (gain) on disposal of mining assets

The loss (gain) on disposal of mining assets includes the following items:

	2009	2008	2007
	$	$	$

Valentine Lake property a)	(650)	-	-
East Amphi property b)	-	-	(7,439)
Other mining equipment	56	29	(627)

	(594)	29	(8,066)

a)

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property. Mountain Lake, as an option fee, has issued, in April 2009, 2,500,000 common shares to the Company for a fair value of $650, or $0.26 per share (note 10 a)).

b)

The mining operation at the East Amphi Mine ceased at the end of June 2007, following the depletion of its reserves. Work required for the closure of mining activities was completed in August 2007. In 2007, the Company generated precious metal revenue from the milling of ore extracted until the end of June 2007 and assumed the closing costs.

On June 29, 2007, the Company concluded the sale of its East Amphi property in Quebec (including some service buildings, the rights, the mining concession and the exploration and drilling data) to Osisko Exploration Ltd. (“Osisko”) in exchange for a cash payment of $2,450 and a total of 1,109,000 common shares of Osisko valued at $6,086 of which all have been sold for a net amount of $6,139. The Company retains a net smelter return royalty of 2% on a specified portion of the future production of the East Amphi property and a similar royalty on future production of up to 300,000 ounces of gold on another portion of the property.

Richmont Mines Inc. | 2009 Annual Report	56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

The gain on disposal of the East Amphi property was calculated net of transaction costs and the book value of the assets sold.

8.	Mining and income taxes

The income tax expense (recovery) attributable to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 32.41% (32.23% in 2008 and 33.39% in 2007) to earnings before mining and income taxes as a result of the following:

	2009	2008	2007
	$	$	$

Earnings before mining and income taxes	1,773	4,107	7,941

Tax expense at combined statutory rate	575	1,324	2,651
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	(193)	(204)	-
Deductible mining taxes	5	(601)	(558)
Change in the valuation allowance	(3,483)	(931)	(1,130)
Impact of the change in tax rates	675	98	80
Prior years future income taxes adjustment	3,395	123	(197)
Other	217	(288)	101

Income taxes	1,191	(479)	947
Mining tax	284	916	359

Total mining and income tax expense	1,475	437	1,306

Mining and income tax expense consist of:

	2009	2008	2007
	$	$	$

Current taxes	1,585	796	1,640
Future taxes	(110)	(359)	(334)

	1,475	437	1,306

Richmont Mines Inc. | 2009 Annual Report	57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

The tax effect of temporary differences, that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2009 and 2008, are presented below:

	2009	2008
	$	$

Long-term future tax asset:
Property, plant and equipment	2,399	7,348
Asset retirement obligations	1,870	1,311
Harmonization of Ontario’s fiscal credits	582	982
Share issue costs	94	329
Losses carried forward	1,955	1,273
Deductible future mining taxes	215	239

Future tax asset	7,115	11,482
Less valuation allowance	(6,589)	(11,332)

	526	150

Long-term future tax liability:
Property, plant and equipment	(1,222)	(1,236)
Exploration credit	(280)	-

Net long-term future tax liability	(976)	(1,086)

As presented on consolidated balance sheets:
Future mining and income tax asset	-	-
Future mining and income tax liability	(976)	(1,086)

	(976)	(1,086)

Non-refundable provincial tax credits of $4,776 and non-refundable federal tax credits of $3,307, which may be used within the next ten to twenty years to reduce income taxes otherwise payable, have not been accounted for by the Company.

At December 31, 2009, the Company has net operating federal and Ontario, Quebec losses carry forwards of approximately $7,047, and $8,368 respectively, which expire at various dates through 2029.

9.	Inventories

	2009	2008
	$	$

Precious metals	1,859	2,157
Ore	3,146	1,846
Supplies	2,355	2,009

	7,360	6,012

During the year, a write-down of inventories of $71 was recognized as an expense (none in 2008). There was no reversal of write-down in 2009 and 2008.

Richmont Mines Inc. | 2009 Annual Report	58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

10.	Property, plant and equipment

	2009			2008
	Cost $	Accumulated depreciation and depletion $	Net book value $	Cost $	Accumulated depreciation and depletion $	Net book value $

Mine sites
Mining properties a)	1,564	888	676	1,564	860	704
Development costs b)	45,767	13,632	32,135	42,859	10,936	31,923
Buildings	6,588	2,571	4,017	5,955	2,131	3,824
Equipment	14,079	4,841	9,238	12,518	3,959	8,559
Asset retirement obligations	3,395	1,028	2,367	2,493	651	1,842

	71,393	22,960	48,433	65,389	18,537	46,852

Corporate office
Buildings and leasehold improvements	1,476	648	828	1,476	550	926
Equipment and rolling stock	560	413	147	736	475	261

	2,036	1,061	975	2,212	1,025	1,187

	73,429	24,021	49,408	67,601	19,562	48,039

Project under development	2,415	-	2,415	-	-	-

Total	75,844	24,021	51,823	67,601	19,562	48,039

a)

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property.

Mountain Lake may exercise the option over a five-year period by making option payments to Richmont for an additional $3,000 and by incurring $1,000 in exploration and development expenditures on the Property within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. Moreover, $500 of the exploration and development expenditures must be incurred by the end of the second year and the remaining $500 must be incurred by the end of the fifth year.

b)

In 2008, the development costs had increased by $350 following the cancellation of exploration tax credits which had been applied against these costs in 2007. A distribution of $742 from a minority partner was applied as a reduction of development costs in 2008.

During the year ended December 31, 2009, the Beaufor Mine’s average depletion rate was $43 per ounce sold ($41 in 2008 and $122 in 2007), the Island Gold Mine’s average depletion rate was $104 per ounce sold ($100 in 2008 and $105 for the three-month period ended December 31, 2007) while that of East Amphi Mine’s settled at $64 per ounce sold in 2007. Camflo Mill has an average depletion rate of $2.14 per processed tonnes for the year ended December 31, 2009 ($1.25 in 2008 and $2.67 in 2007).

Richmont Mines Inc. | 2009 Annual Report	59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

11.	Capital stock

Authorized: Unlimited number of common shares with no par value

	Number of shares	2009 Amount	Number of shares	2008 Amount	Number of shares	2007 Amount
	(thousands)	$	(thousands)	$	(thousands)	$

Issued and paid:
Common shares
Balance, beginning of year	26,113	64,672	24,053	61,016	24,180	61,340
Issue of shares for cash Exercise of stock options a)	34	111	9	34	102	257
Issue of shares related to Patricia Mining’s acquisition (note 3)	-	-	2,347	4,375	-	-
Redemption of shares b)	(43)	(108)	(296)	(753)	(229)	(581)

Balance, end of year	26,104	64,675	26,113	64,672	24,053	61,016

a)	Issue of shares

In 2009, the Company issued 34,000 common shares (9,000 in 2008 and 102,000 in 2007) following the exercise of stock options and received cash proceeds in the amount of $82 ($25 in 2008 and $183 in 2007). Contributed surplus was reduced by $29 ($9 in 2008 and $74 in 2007) which represents the fair value of the exercised stock options.

b)	Redemption of shares

In December 2008, the Company had made a normal course issuer bid to purchase its outstanding common shares. The Company could purchase between December 5, 2008 and December 4, 2009, up to 1,188,000 common shares, representing approximately 5% of the 23,776,653 common shares of the Company issued and outstanding on November 21, 2008.

In 2009, the Company redeemed and cancelled 43,500 common shares (296,200 in 2008 and 229,000 in 2007) for $137 in cash ($768 in 2008 and $658 in 2007). This transaction increased the deficit by $29 ($84 in 2008 and $77 in 2007) and increased the contributed surplus by $0 ($69 in 2008 and $0 in 2007).

c)	Stock Option Purchase Plan

The Company has a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002, 2003, 2007 and 2009, the Company may grant options for up to 5,245,000 common shares. The exercise price of each option is the market price of the Company’s stock on the date of grant and the maximum term of the options granted is 10 years. The options are vested to 20% at the date of grant and vesting cumulatively thereafter at every anniversary date for a total length of four years.

Richmont Mines Inc. | 2009 Annual Report	60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

A summary of the status, in 2009 and 2008, of the Company’s Stock Option Purchase Plan, and changes during the years then ended, is presented below:

	2009		2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	(thousands)	$	(thousands)	$

Options outstanding, beginning of year	2,308	3.84	2,023	4.22
Granted	490	3.18	445	2.19
Exercised	(34)	2.42	(9)	2.74
Cancelled	(91)	4.01	(126)	3.92
Expired	(193)	6.34	(25)	5.16

Options outstanding, end of year	2,480	3.53	2,308	3.84

Exercisable options, end of year	1,529	3.90	1,339	4.43

The following table summarizes information about the Stock Option Purchase Plan at December 31, 2009:

	Options outstanding at December 31, 2009			Exercisable options at December 31, 2009
Exercise price	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
	(thousands)	(years)	$	(thousands)	$

$1.80 to $2.07	434	4.0	1.91	137	1.88
$2.74 to $4.04	1,296	2.9	3.22	726	3.19
$4.12 to $5.30	750	1.0	4.99	666	5.09

	2,480	2.5	3.53	1,529	3.90

During 2009, the Company granted 490,000 stock options (445,000 in 2008 and 620,000 in 2007) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black- Scholes option pricing model, is $1.45 ($0.76 in 2008 and $1.06 in 2007).

The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2009	2008	2007

Risk-free interest rate	2.3%	3.2%	4.0%
Expected life	4 years	4 years	4 years
Expected volatility	56%	39%	38%
Expected dividend yield	0.0%	0.0%	0.0%

In 2009, the stock-based compensation costs charged to earnings amount to $484 ($526 in 2008 and $575 in 2007). The contributed surplus was increased by the same amounts.

Richmont Mines Inc. | 2009 Annual Report	61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

12.	Contributed surplus

	2009	2008
	$	$

Balance, beginning of year	5,678	5,092

Stock-based compensation	484	526
Options exercised	(29)	(9)
Redemption of shares	-	69

Balance, end of year	6,133	5,678

13.	Consolidated statements of cash flow

	2009	2008	2007
	$	$	$

Change in non-cash working capital items

Accounts receivable	(227)	151	205
Income taxes and tax credit receivable (payable)	(1,204)	1,152	588
Inventories	(1,348)	(126)	(45)
Accounts payable and accrued charges	(291)	1,194	1,055

	(3,070)	2,371	1,803

Supplemental information
Cash received (paid) during the year:
Interests	175	1,188	1,450
Mining and income taxes	(1,391)	(372)	303
Items not affecting cash and cash equivalents:
Property, plant and equipment increase as a result of the revision of the estimated payment schedule
and the estimated cash flow of the asset retirement obligations	1,024	1,164	-
Common shares of public company received as consideration from disposal of mining assets (note 7)	650	-	6,086
Distribution presented as a reduction of the advance to a minority partner	-	904	-
Distribution presented as a reduction of contribution from a minority partner	-	90	-
Distribution presented as a reduction of accounts receivable	-	129	-
Asset retirement obligation transferred to accounts payable and accrued charges	-	-	129

Accounts payable and accrued charges related to development projects and other property, plant and equipment	764	255	477

14.	Pension plan

The Company contributes a percentage of its Canadian payroll expense to a defined contribution plan. The expense in 2009 was $464 ($357 in 2008 and $289 in 2007).

Richmont Mines Inc. | 2009 Annual Report	62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

15.	Commitments and subsequent events

The Company is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

The Company is committed, under a lease expiring in November 2014, to pay a sum of $313 for a space. Minimum lease payments for the next five years amount to $64 in 2010, 2011, 2012 and 2013 and to $57 in 2014.

16.	Capital disclosures

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

For the purpose of management of capital, the Company includes the components of shareholders’ equity, less cash and cash equivalents as well as shares of publicly-traded companies.

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and shares of publicly-traded companies. The Company is not subject to externally imposed capital requirements. The Company’s management of capital remained unchanged since the previous year.

17.	Financial instruments and risk management

a)	Fair value of financial instruments

The Company has classified its cash, banker’s acceptances, discount notes and restricted cash as assets held-for- trading, its shares of publicly-traded companies as available-for-sale financial assets, its term deposits and accounts receivable as loans and receivables, and its accounts payable and accrued charges as other financial liabilities as defined by the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.

Richmont Mines Inc. | 2009 Annual Report	63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

The following table presents the carrying amounts and fair values of each financial instruments category:

	December 31, 2009		December 31, 2008
	Book value	Fair value	Book value	Fair value
	$	$	$	$

Held-for-trading financial assets
Cash a)	10,253	10,253	7,722	7,722
Restricted cash a)	-	-	116	116
Banker’s acceptances b)	-	-	1,812	1,812
Discount notes b)	-	-	16,487	16,487

	10,253	10,253	26,137	26,137

Available-for-sale financial assets
Shares of publicly-traded companies b)	741	741	121	121

Loans and receivables
Accounts receivable a)	194	194	183	183
Term deposits a)	10,886	10,886	-	-

	11,080	11,080	183	183

Other financial liabilities
Accounts payable and accrued charges a)	7,078	7,078	6,912	6,912

a)

The Company owns and assumes financial assets and liabilities such as cash and cash equivalents, restricted cash, accounts receivable, term deposits, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

b)	The fair value of shares of publicly-traded companies, banker’s acceptances and discount notes is the bid price.

The variation on fair value of cash equivalents is $135 ($661 in 2008 and $706 in 2007) and interest income from the advance to a minority partner is $245 in 2008 ($411 in 2007).

b)	Fair value hierarchy

The fair value measurements of shares of publicly-traded companies, banker’s acceptances and discount notes have been classified at level one from the fair value hierarchy. This valuation is based on data observed in the market.

c)	Market risk

The Company is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Company is also exposed to share price fluctuations of the shares that it holds in shares of publicly-traded companies and to fluctuations of interest rates for its cash equivalents. The risks and the management of those risks were unchanged compared to previous years.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

Richmont Mines Inc. | 2009 Annual Report	64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

Foreign exchange risk

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the years 2009, 2008 and 2007, the Company did not enter into any forward exchange contracts. At December 31, 2009 and 2008, assets and liabilities denominated in US dollars are not significant.

Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. In 2009, 2008 and 2007, the Company did not enter into any hedging contracts for its gold production.

Interest rate risk

The cash equivalents carry interest and therefore, the Company is exposed to a variation of their interest rate at their renewal. Based on the exposures as at December 31, 2009, and assuming that all other variables remain constant, an increase or decrease of 25 basis point of the interest rate would result in an increase or decrease of $40 in net earnings.

d)	Credit risk

Financial instruments that expose the Company to market risk and to a credit risk consist of cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2009, the Company’s cash and term deposits are held through two financial institutions (56% of cash and cash equivalents were held through two financial institutions in 2008).

The following table presents the composition of cash and cash equivalents:

	2009	2008	2007
	$	$	$

Cash a)	10,253	7,722	6,942
Cash equivalents
Term deposits, 0.90% maturing in January 2010	10,886	-	-
Discount notes, 1.55% to 2.48% (4.48% to 4.73% in 2007)	-	16,487	20,349
Banker’s acceptances, 3.10%	-	1,812	-

	21,139	26,021	27,291

a)	In 2009, 49% of cash is invested with effective rates varying from 0.75% to 0.95%.

The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The credit risk and its management are the same as those of the previous years.

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Company has the necessary funds to meet its obligations.

Accounts payable and accrued charges are due in the next financial year.

Richmont Mines Inc. | 2009 Annual Report	65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

18.	Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

2009	Quebec	Ontario	Exploration, corporate and others	Total
	$	$	$	$

Revenue	28,764	42,938	182	71,884
Mine operating costs and others	21,824	32,739	3,380	57,943
Exploration and project evaluation	4,626	3,159	(719)	7,066
Depreciation and depletion	1,454	4,034	208	5,696
Loss (gain) on disposal of mining assets	2	12	(608)	(594)

Earnings (loss) before other items	858	2,994	(2,079)	1,773

Acquisition of property, plant and equipment	3,358	4,318	336	8,012

Current assets	8,606	6,517	18,178	33,301
Deposits restricted	106	-	-	106
Property, plant and equipment	8,299	41,475	2,049	51,823

Total assets	17,011	47,992	20,227	85,230

2008	Quebec	Ontario	Exploration, corporate and others	Total
	$	$	$	$

Revenue	33,452	35,183	1,956	70,591
Mine operating costs and others	20,327	26,771	3,123	50,221
Exploration and project evaluation	2,821	2,313	5,413	10,547
Depreciation and depletion	1,589	3,794	304	5,687
Gain (loss) on disposal of mining assets	8	23	(2)	29

Earnings (loss) before other items	8,707	2,282	(6,882)	4,107

Acquisition of property, plant and equipment	576	3,079	1,538	5,193

Current assets	10,260	4,067	20,515	34,842
Property, plant and equipment	5,137	40,644	2,258	48,039

Total assets	15,397	44,711	22,773	82,881

Richmont Mines Inc. | 2009 Annual Report	66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

2007	Quebec	Ontario	Exploration, corporate and others	Total
	$	$	$	$

Revenue	30,363	5,743	1,965	38,071
Mine operating costs and others	21,290	4,912	3,078	29,280
Exploration and project evaluation	1,578	506	1,204	3,288
Depreciation and depletion	4,683	763	182	5,628
Gain on disposal of mining assets	(8,044)	-	(22)	(8,066)

Earnings (loss) before other items	10,856	(438)	(2,477)	7,941

Acquisition of property, plant and equipment	951	4,495	725	6,171

Current assets	5,741	2,341	31,009	39,091
Advance to a minority partner	-	-	1,875	1,875
Property, plant and equipment	4,969	38,242	1,799	45,010

Total assets	10,710	40,583	34,683	85,976

In 2009, 92% of precious metals have been sold through US brokers (41% in 2008 and 45% in 2007).

Richmont Mines Inc. | 2009 Annual Report	67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

19.	Effect of applying United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (US GAAP), the effect on net earnings, property, plant and equipment, minority interest, accumulated other comprehensive income, shareholders’ equity and on consolidated statements of cash flow would have been as follows:

	2009	2008	2007
	$	$	$

Net earnings reported under Canadian GAAP	336	1,635	6,671

Add (deduct):
Difference in accounting related to investments a)	(4)	(1)	(412)
Difference in accounting related to stock-based compensation b)	48	58	57
Exploration and development costs related to mining properties c)	(902)	393	(509)
Depreciation and depletion d)	2,101	2,712	75
Minority interest e)	-	(1,221)	353

Net earnings reported under US GAAP	1,579	3,576	6,235

Net earnings per share reported under US GAAP
Basic and diluted	0.06	0.15	0.26

Property, plant and equipment reported under Canadian GAAP	51,823	48,039	45,010
Exploration and development costs related to mining properties c)	(31,768)	(30,865)	(31,258)
Company acquisition	-	9,645	-
Cumulative depreciation and depletion d)	3,381	1,280	(1,432)

Property, plant and equipment reported under US GAAP	23,436	28,099	12,320

Minority interest under Canadian GAAP	1,986	2,024	14,238
Minority interest e)	-	-	(10,866)

Minority interest under US GAAP	1,986	2,024	3,372

Accumulated other comprehensive income under Canadian GAAP	(44)	(236)	352
Difference in accounting related to investments a)	94	90	88

Accumulated other comprehensive income
under US GAAP	50	(146)	440

Shareholders’ equity reported under Canadian GAAP	67,975	67,018	61,813
Difference in accounting related to exploration costs c)	(31,768)	(30,865)	(31,258)
Depreciation and depletion d)	3,381	1,280	(1,432)
Difference in accounting related to share of a minority partner e)	9,645	9,645	10,866
Difference in accounting related to investments a)	94	90	88

Shareholders’ equity reported under US GAAP	49,327	47,168	40,077

Richmont Mines Inc. | 2009 Annual Report	68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

	2009	2008	2007
	$	$	$

Cash flow from operating activities under Canadian GAAP	2,967	12,117	5,999
Exploration and development costs related to mining properties c)	(902)	393	(509)

Cash flow from operating activities under US GAAP	2,065	12,510	5,490

Cash flow from (used in) investing activities under Canadian GAAP	(7,795)	(10,647)	4,201
Exploration and development costs related to mining properties c)	902	(393)	509

Cash flow from (used in) investing activities under US GAAP	(6,893)	(11,040)	4,710

a)

Shares of publicly-traded companies acquired before December 31, 2006 were classified as held-for-trading and were recorded at fair value and changes in value were accounted for in earnings under SFAS-115. Following the adoption of Section 3855 of the CICA Handbook, on January 1, 2007, the Company classified the shares of publicly-traded companies acquired in 2007 and 2008 as available-for-sale. These investments must be recorded at fair value and changes to their value must be included in other comprehensive income.

b)	Under US GAAP, the cost of stock based compensation must take into account a factor for employee turnover, related to employees having received such stock options, and reduce the cost accordingly.

c)

Under Canadian GAAP, exploration and development costs incurred, subsequent to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are capitalized to property, plant and equipment. Under United States Securities and Exchange Commission (“SEC”) guidelines, all costs incurred before a commercially mineable deposit is established, generally by completing a bankable feasibility study, must be charged to earnings as incurred.

d)

Depreciation calculated under US GAAP is different than the amount calculated under Canadian GAAP as buildings and equipment relating to mining properties, which commercial viability has yet to be determined, are depreciated using the straight-line method based on their anticipated useful life. Under Canadian GAAP, this expense is capitalized. Following the start of commercial production, capitalized development costs are depreciated according to the units-of-production method, using Proven and Probable Reserves.

e)	Amounts represent the impact on the share of a minority interest to the adjustments described in c) and d) related to expenses attributable to the Island Gold project.

New Accounting Pronouncement

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FAS 141 and SFAS no. 160, “Non-controlling Interest in Consolidated Financial Statements”, an amendment of ARB No. 51 (“FAS 160”). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The adoption of these SFAS had no material impact on the consolidated financial statements of the Company.

Richmont Mines Inc. | 2009 Annual Report	69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. SFAS No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of SFAS No. 162 had no material impact on the consolidated financial statements of the Company.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”),” to enhance the current disclosure framework in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities, as amended.” SFAS No. 161 amends and expands the disclosures required by SFAS No. 133 so that they provide an enhanced understanding of i) how and why an entity uses derivative instruments, ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and iii) how derivative instruments affect an entity’s financial position, financial performance, and cash flows. The adoption of SFAS No. 161 had no material impact on the consolidated financial statements of the Company.

In June 2009, the FASB issued SFAS No. 165 “Subsequent Events” which establishes standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of SFAS No. 165 had no material impact on the consolidated financial statements of the Company.

In June 2009, the FASB issued ASU 2009-01, “Amendments based on Statement of Financial Accounting Standards No. 168”—The FASB Accounting Standards Codification™ and “the Hierarchy of Generally Accepted Accounting Principles”, to codify in ASC 105, “Generally Accepted Accounting Principles”, FASB Statement 168, The FASB Accounting Standards Codification™ and” the Hierarchy of Generally Accepted Accounting Principles”, which was issued to establish the Codification as the sole source of authoritative U.S. GAAP recognized by the FASB, excluding SEC guidance, to be applied by nongovernmental entities. The guidance in ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and does not modify existing U.S. GAAP.

In August 2009, the FASB amended guidance in “FASB Accounting Standards CodificationTM “(ASC) 820, “Fair Value Measurements and Disclosures”, to clarify how entities should estimate the fair value of liabilities. The amendments provide clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following valuation techniques: (1) a valuation technique that uses (a) the quoted price of the identical liability when traded as an asset or (b) quoted prices for similar liabilities or similar liabilities when traded as assets and / or (2) another valuation technique that is consistent with fair value principles such as an income or market approach. The amendments also clarify that when estimating the fair value of a liability, a reporting entity is not required to consider the existence of transfer restrictions on that liability. The adoption had non material impact on the consolidated financial statements of the Company.

20.	Comparative figures

Certain comparative figures provided for fiscal years 2008 and 2007 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2009.

Richmont Mines Inc. | 2009 Annual Report	70

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS	OFFICERS	OPERATIONS QUEBEC DIVISION	operations ontario division
H. Greg Chamandy	Martin Rivard	Beaufor Mine	Island Gold Mine
Chairman	President and Chief
	Executive Officer	Marcel Beaudoin, Eng.	Denis Flamand
Denis Arcand (1)		Manager	Manager
Vice Chairman	Christian Pichette, Eng., M.Sc.
	Vice President, Operations	Luc Dorofté	Ronald Durham
Martin Rivard		Mine Superintendent	Technical Services and
Director	Nicole Veilleux, CA		Underground Superintendent
	Financial Director	Karine Bisson
A. Michel Lavigne, FCA (1)		Chief Accountant	Michel Plasse, P.Geo.
Director	Sandra Cauchon, Lawyer		Chief Geologist
	Assistant Corporate Secretary	Richard Dubuc, P.Geo.
Elaine Ellingham, P.Geo., M.Sc. (2)		Chief Geologist	Daniel Vachon, Eng.
Director	CORPORATE STAFF		Senior Mine Engineer
Mario Blanchette, Eng.
Raynald Vézina, P. Eng. (1)(2)	Daniel Adam, P.Geo., Ph.D.	Chief Engineer	Sylvie Belisle
Director	Exploration Manager		Human Resources

Réjean Houle (3)	Denis Bellemare, Eng.		Christian Béland
Director	Chief Engineer, Projects		Mine Captain

Sam Minzberg, LL.B., B.C.L. (3)	Marcel St-Pierre		Éric Blais
Director	Mine Coordinator, Projects	Camflo Mill	Mine Captain

Jean-Pierre Ouellet, LL.L, B.C.L. (2)(3)	Maxime Grondin, CRIA	Richard Nolet
Director	Coordinator in Human Resources,	Superintendent
Health and Safety
Corporate Secretary		Gérald Lavoie
	Jennifer Aitken, MBA	Production Superintendent
Sidney Horn, MBA, B.C.L., LL.B	Investor Relations

(1)   Member of the Audit Committee; (2) Member of the Corporate Governance Committee; (3) Member of the Compensation Committee.

GENERAL INFORMATION

Richmont Mines Inc.	Montreal Office	Transfer Agent	Co-Transfer Agent and
161 avenue Principale	1501 McGill College Avenue	and Registrar	Co-Registrar in
Rouyn-Noranda, Quebec	Suite 2930, Montreal, Quebec	Computershare Trust	the United States
J9X 4P6 Canada	H3A 3M8 CANADA	Company of Canada Inc.	Computershare Trust
Phone: 819 797-2465	Phone: 514 397-1410	1500 University Street	Company Inc.
Fax: 819 797-0166	Fax: 514 397-8620	Suite 700	Computershare USA
Montreal, Quebec
Internet	Jennifer Aitken	H3A 3S8 Canada
www.richmont-mines.com	Investor Relations	Phone: 514 982-7888	Auditors
	Phone: 514 397-1410	Fax: 514 982-7580	Raymond Chabot Grant
Stock Exchange Listings (RIC)	jaitken@richmont-mines.com		Thornton llp
Toronto Stock Exchange (TSX)
New York Stock Exchange Amex (NYSE Amex)
Annual Meeting of Shareholders		Un exemplaire français du présent rapport annuel est
The Annual General Meeting of Shareholders		disponible sur demande :
will be held on Thursday, May 13, 2010, at 9:00 am		1501, avenue McGill College, bureau 2930
at The Fairmont Queen Elizabeth Hotel		Montréal (Québec)
Salle Duluth		H3A 3M8 CANADA
900 René-Lévesque Blvd. West		Téléphone : 514 397-1410
Montreal, Quebec H3B 4A5		Télécopieur : 514 397-8620

www.richmont-mines.com